As filed with the Securities and Exchange Commission on April 7, 2000.

                                                   Registration No. 333-________


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                -----------------
                                    FORM S-6
                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                     OF SECURITIES OF UNIT INVESTMENT TRUSTS
                            REGISTERED ON FORM N-8B-2



                              Initial Registration
                                -----------------

                        SECURITY LIFE SEPARATE ACCOUNT L1
                              (Exact Name of Trust)



                    SECURITY LIFE OF DENVER INSURANCE COMPANY
                               (Name of Depositor)
                                  1290 Broadway
                           Denver, Colorado 80203-5699
              (Address of Depositor's Principal Executive Offices)



                                                 Copy to:
GARY W. WAGGONER, ESQ.                           KIMBERLY J. SMITH, ESQ.
Security Life of Denver Insurance Company        Sutherland Asbill & Brennan LLP
1290 Broadway                                    1275 Pennsylvania Avenue, NW
Denver, Colorado 80203-5699                      Washington, D.C. 20004-2415
                                                 (202) 383-0314

(Name and Address of Agent for Service)


                          ----------------------------


Title of securities being registered: Strategic Benefit variable life insurance policies.

Approximate date of proposed public offering: as soon as practicable after the effective date of this Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

           SECURITY LIFE SEPARATE ACCOUNT L1 (File No. 333-_________)
                              Cross-Reference Table





Form N-8B-2 Item No.        Caption in Prospectus
--------------------        ---------------------


1, 2                        Cover; Security Life of Denver Insurance Company;
                            Security Life Separate Account L1

3                           Inapplicable

4                           Security Life of Denver Insurance Company

5, 6                        Security Life Separate Account L1

7                           Inapplicable

8                           Financial Statements

9                           Inapplicable

10(a), (b), (c), (d), (e)   Policy Summary; Policy Values, Determining the
                            Values in the Variable Division; Charges and
                            Deductions; Surrender; Partial Withdrawals;
                            Guaranteed Interest Division; Transfers of Account
                            Value; Right to Exchange Policy; Lapse;
                            Reinstatement; Premiums

10(f)                       Voting Privileges; Right to Change Operations

10(g), (h)                  Right to Change Operations

10(i) Tax Considerations; Detailed Information about the Strategic Benefit Policy; General Policy Provisions; Guaranteed Interest Division

11, 12                      Security Life Separate Account L1

13                          Policy Summary; Charges and Deductions;
                            Group or Sponsored Arrangements, and Corporate Purchasers

Form N-8B-2 Item No.        Caption in Prospectus
--------------------        ---------------------


14, 15 Policy Summary; Free Look Period; General Policy Provisions; Applying for a Policy

16                          Premiums; Allocation of Net Premiums; How We
                            Calculate Accumulation Unit Values

17                          Payment; Surrender; Partial Withdrawals

18 Policy Summary; Tax Considerations; Detailed Information about the Strategic Benefit Policy; Security Life Separate Account L1

19                          Reports to Owners; Notification and
                            Claims Procedures; Performance Information
                            (Appendix B)

20                          See 10(g) & 10(a)

21                          Policy Loans

22 Policy Summary; Premiums; Grace Period; Security Life Separate Account L1; Detailed Information about the Strategic Benefit Policy

23                          Inapplicable

24                          Inapplicable

25                          Security Life of Denver Insurance Company

26                          Inapplicable

27, 28, 29, 30              Security Life of Denver Insurance Company

31, 32, 33, 34              Inapplicable

35                          Inapplicable

36                          Inapplicable

Form N-8B-2 Item No.        Caption in Prospectus
--------------------        ---------------------


37                          Inapplicable

38, 39, 40, 41(a)           General Policy Provisions; Distribution of
                            the Policies; Security Life of Denver Insurance
                            Company

41(b), 41(c), 42, 43        Inapplicable

44                          Determining Values in the Variable Division;
                            How We Calculate Accumulation Unit Values

45                          Inapplicable

46 Partial Withdrawals; Detailed Information about the Strategic Benefit Policy

47, 48, 49, 50              Inapplicable

51                          Detailed Information about the Strategic Benefit
                            Policy

52                          Determining Values in the Variable Division;
                            Right to Change Operations

53(a)                       Tax Considerations

53(b), 54, 55               Inapplicable

56, 57, 58                  Inapplicable

59                          Financial Statements

                                   Prospectus

                        STRATEGIC BENEFIT LIFE INSURANCE
                               A FLEXIBLE PREMIUM
                    VARIABLE UNIVERSAL LIFE INSURANCE POLICY
                                    issued by

                    SECURITY LIFE OF DENVER INSURANCE COMPANY
                                       AND
                        SECURITY LIFE SEPARATE ACCOUNT L1


Consider carefully the policy charges and deductions beginning on page 37 in this prospectus.


You should read this prospectus and keep it for future reference. A prospectus for each underlying fund portfolio must accompany and should be read together with this prospectus.


This policy is not available in all jurisdictions. This policy is not offered in any jurisdiction where this type of offering is not legal. Depending on the state where it is issued, policy features may vary. You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different.


Replacing your existing life insurance policy(ies) with this policy may not be beneficial to you.


YOUR POLICY
     o    is a flexible premium variable universal life insurance policy;
     o    is issued by Security Life of Denver Insurance Company;
     o is designed primarily for use on a multi-life basis when the insured people share a common employment or business relationship; and
     o is returnable by you during the free look period or right to examine policy period if you are not satisfied.

YOUR POLICY PREMIUM PAYMENTS
     o    are flexible, so the premium amount and frequency may vary;
     o are allocated to variable investment options and the guaranteed interest division based on your instructions;
     o are invested in shares of the underlying investment portfolios under each variable investment option; and
     o can be invested in up to eighteen investment options over the policy's lifetime.

YOUR ACCOUNT VALUE
     o is the sum of your holdings in the variable division, the guaranteed interest division and the loan division;
     o has no guaranteed minimum cash value under the variable division. The value varies with the value of the underlying investment portfolio;
     o has a minimum guaranteed rate of return if you have an amount in the guaranteed interest division; and
     o    is subject to various expenses and charges.

DEATH PROCEEDS
     o    are paid if the policy is in force when the insured person dies;
     o are equal to the death benefit minus an outstanding policy loan, accrued loan interest and unpaid charges incurred before the insured person dies;
     o    are calculated under your choice of options;
          * Option 1- a fixed minimum death benefit
          * Option 2- a stated death benefit plus your account value
          * Option 3- a stated death benefit plus the sum of the premiums we receive minus partial withdrawals; and
     o are generally not federally income taxed if your policy continues to meet the federal income tax definition of life insurance.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED THESE SECURITIES OR DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS LIFE INSURANCE POLICY IS NOT A BANK DEPOSIT OR OBLIGATION, FEDERALLY INSURED, OR BACKED BY ANY BANK OR GOVERNMENTAL AGENCY.

                  DATE OF PROSPECTUS: MAY 1, 2000

ISSUED BY: Security Life of Denver   UNDERWRITTEN BY: ING America Equities, Inc.
               Insurance Company                      1290 Broadway
           Security Life Center                       Denver, CO 80203-5699
           1290 Broadway                              (303) 860-2000
           Denver, CO 80203-5699
           (800) 525-9852


THROUGH ITS:      Security Life Separate Account L1


ADMINISTERED BY:  Customer Service Center
                  P.O. Box 173888
                  Denver, CO 80217-3888
                  (800) 848-6362


--------------------------------------------------------------------------------
Strategic Benefit                      2

                                TABLE OF CONTENTS

POLICY SUMMARY.................................................................4
     Your Policy...............................................................4
     Free Look Period..........................................................4
     Your Premium Payments.....................................................4
     Charges and Deductions....................................................5
     Guaranteed Interest Division..............................................6
     Policy Values.............................................................8
     Transfers of Account Value................................................8
     Special Policy Features...................................................8
     Policy Modification, Termination and Continuation
         Features..............................................................8
     Death Benefits............................................................9
     Tax Considerations........................................................9

INFORMATION ABOUT SECURITY LIFE, THE
     SEPARATE ACCOUNT AND THE
     INVESTMENT OPTIONS.......................................................11
     Security Life of Denver Insurance Company................................11
     Security Life Separate Account L1........................................11
     Investment Portfolio Objectives..........................................12
     Guaranteed Interest Division.............................................15
     Maximum Number of Investment Options.....................................16

DETAILED INFORMATION ABOUT THE
     POLICY...................................................................16
     Applying for a Policy....................................................16
     Temporary Insurance......................................................16
     Policy Issuance..........................................................17
     Premiums.................................................................17
     Premium Payments Affect Your Coverage....................................18
     Death Benefits...........................................................19
     Adjustable Term Insurance Rider..........................................23
     Special Features.........................................................24
     Policy Values............................................................25
     Transfers of Account Value...............................................26
     Dollar Cost Averaging....................................................27
     Automatic Rebalancing....................................................28
     Policy Loans.............................................................28
     Partial Withdrawals......................................................29
     Lapse....................................................................31
     Reinstatement............................................................31
     Surrender................................................................31
     General Policy Provisions................................................31
         Free Look Period.....................................................32
         Your Policy..........................................................32
         Age  ................................................................32
         Ownership............................................................32
         Beneficiary(ies).....................................................32
         Collateral Assignment................................................33
         Incontestability.....................................................33
         Misstatements of Age or Gender.......................................33
         Suicide..............................................................33
         Transaction Processing...............................................33
         Notification and Claims Procedures...................................34
         Telephone Privileges.................................................34
         Non-participation....................................................34
         Distribution of the Policies.........................................34
         Advertising Practices and Sales Literature
               ...............................................................35
         Settlement Provisions................................................35
     Administrative Information About the Policy..............................35

CHARGES AND DEDUCTIONS........................................................37
     Deductions from Premiums.................................................37
     Monthly Deductions from Account Value....................................38
     Policy Transaction Fees..................................................39
     Other Charges............................................................40
     Group or Sponsored Arrangements or Corporate
         Purchasers...........................................................40

TAX CONSIDERATIONS............................................................40
     Tax Status of the Policy.................................................40
     Diversification Requirements.............................................41
     Tax Treatment of Policy Death Benefits...................................41
     Modified Endowment Contracts.............................................42
     Multiple Policies........................................................42
     Distributions Other than Death Benefits from
         Modified Endowment Contracts.........................................42
     Distributions Other than Death Benefits from
         Policies That Are Not Modified Endowment
         Contracts............................................................42
     Investment in the Policy.................................................42
     Policy Loans.............................................................43
     Section 1035 Exchanges...................................................43
     Tax-exempt Policy Owners.................................................43
     Possible Tax Law Changes.................................................43
     Changes to Comply with the Law...........................................43
     Other....................................................................43

ILLUSTRATIONS.................................................................45

ADDITIONAL INFORMATION........................................................59
     Directors and Officers...................................................59
     Regulation...............................................................60
     Legal Matters............................................................60
     Legal Proceedings........................................................60
     Experts..................................................................60
     Registration Statement...................................................60

APPENDIX A....................................................................62

APPENDIX B....................................................................63




--------------------------------------------------------------------------------
Strategic Benefit                      3

POLICY SUMMARY

YOUR POLICY

This policy is available only to groups of ten or more insured people. This policy is for use on a multi-life basis where the insured people share common employment or a business relationship. The policy may be owned individually or by a corporation, trust, association or similar entity. SEE POLICY ISSUANCE, PAGE 17.

Your policy provides life insurance protection on the insured person. The policy includes the basic policy, applications, and riders or endorsements. As long as the policy remains in force, we pay a death benefit at the death of the insured person. While your policy is in force, you may access your policy value by taking loans or partial withdrawals. You may also surrender your policy for its surrender value. When the insured person reaches age 100, the policy can be surrendered or continued under the continuation of coverage option. SEE CONTINUATION OF COVERAGE, PAGE 24.

Life insurance is not a short-term investment. You should evaluate your need for life insurance coverage and this policy's long-term investment potential and risks before purchasing a policy.


FREE LOOK PERIOD

Within limits specified by state law, you have the right to examine your policy and return it for a refund of all premiums we have received or the account value if you are not satisfied for any reason. The policy is then void. SEE FREE LOOK PERIOD, PAGE 32.


YOUR PREMIUM PAYMENTS

The policy is a flexible premium policy because the amount and frequency of the premium payments you make may vary within limits. You must make premium payments:
     o    for us to issue your policy; and
     o    sufficient to keep your policy in force.

The amount of premium you pay affects the length of time your policy stays in force. SEE PREMIUMS, PAGE 17.

ALLOCATION OF NET PREMIUMS

This policy has premium-based charges which are subtracted from your payments. We add the balance, or the net premium, to your policy based on your investment instructions. You may allocate the net premium among one or more variable investment options and the guaranteed interest division. SEE ALLOCATION OF NET PREMIUMS, PAGE 18.

The following table summarizes the policy charges and fees. For details on these charges, SEE CHARGES AND DEDUCTIONS, PAGE 37.


--------
This summary highlights some important points about your policy. The policy is more fully described in the attached, complete prospectus. Please read it carefully. "We," "us," "our" and the "company" refer to Security Life of Denver Insurance Company. "You" and "your" refer to the policy owner. The owner is the individual, entity, partnership, representative or party who may exercise all rights over the policy and receive the policy benefits during the insured people's lifetimes.

State variations are covered in a special policy form used in that state. This prospectus provides a general description of the policy. Your actual policy and any riders are the controlling documents. If you would like to review a copy of the policy and riders, contact our customer service center, your agent or registered representative.


--------------------------------------------------------------------------------
Strategic Benefit                      4

                             CHARGES AND DEDUCTIONS

CHARGE                          WHEN DEDUCTED                   AMOUNT DEDUCTED

Initial Sales Charge            From each premium               0.5% of premium received in policy or
                                payment received after the      segment years 2 and later
                                end of policy year one
Tax Charges                     From each premium               o 2.5% of premium up to target premium in
   o  State and local taxes     payment received                  the first policy or segment year.  2.5% of
                                                                  all premium payments in years 2 and later
   o  Estimated federal tax
      treatment of deferred                                     o 1.5% of premium up to target premium in
      acquisition costs                                           the first policy or segment year.1.5% of
                                                                  all premium payments in years 2 and later

                                                                These charges are not guaranteed maximum
                                                                rates.

Mortality & Expense Risk        Monthly from account            o 0.07083% of the variable division account
Charge                          value                             value during policy years 1 through 10
                                                                  (equivalent annual rate of 0.85%)

                                                                o 0.05000% of the variable division account
                                                                  value during policy years 11 through 20
                                                                  (equivalent annual rate of 0.60%)

                                                                o 0.00417% of the variable division account
                                                                  value during policy year 21 and later
                                                                  (equivalent annual rate of 0.15%)

Monthly Administrative          Monthly from account            $12 per month for first policy year and $6 per
Charge                          value                           month thereafter

Cost of Insurance Charge        Monthly from account            Varies based on net amount at risk.  Sse your
                                value                           policy schedule pages

Partial Withdrawal Fee          On Transaction date from        Up to $25
                                account value

Transfer Fee                    On Transaction date from        Twelve free transfers per policy year, then $10
                                account value                   per transfer

Illustrations                   On Transaction date from        One free illustration per policy year, then $25
                                account value                   per illustration

Premium Allocation Change       On Transaction date from        Twelve free premium allocation changes per
                                account value                   policy year, then $25 per change

Deferred Sales Charge           From account value at the       o 1.75% of premium received in the first
                                beginning of each policy or     policy or segment year up to target
                                segment year in years 2         premium
                                through 8
                                                                o 1.60% of premium received in the first
                                                                  policy or segment year, in excess of target
                                                                  premium



--------------------------------------------------------------------------------
Strategic Benefit                      5

Continuation of Coverage        Policy anniversary nearest      One-time $200 administrative fee.
                                younger insured person's
                                100th birthday from account
                                value

Investment Portfolio Expenses   From portfolio assets,          See detailed list on page 12.
                                included in daily unit value




GUARANTEED INTEREST DIVISION

The guaranteed interest division guarantees principal and is part of our general account. Any amount you direct into the guaranteed interest division is credited with interest at a fixed rate. SEE GUARANTEED INTEREST DIVISION, PAGE 15.


VARIABLE DIVISION

If you invest in the variable investment options, you may make or lose money depending on market conditions. The variable investment options are described in the prospectuses for the underlying investment portfolios. Each investment portfolio has its own investment objective. SEE OBJECTIVES OF THE INVESTMENT PORTFOLIOS, PAGE 12.

The separate account purchases shares of the investment portfolios at net asset value. This price reflects investment management fees and other direct expenses that are deducted from the portfolio assets as described in the following table. The fees and expenses are shown in both gross amounts and net amounts shown after any expenses or fees have been voluntarily absorbed by the investment portfolio advisers.

The information in this table was provided to us by the portfolios, and we have not independently verified it. These expenses are not direct charges against variable division assets or reductions from contract values; rather these expenses are included in computing each underlying portfolio's net asset value, which is the share price used to calculate the unit values of the variable investment options. For a more complete description of the portfolios' costs and expenses, see the prospectuses for the portfolios.







--------------------------------------------------------------------------------
Strategic Benefit                      6

INVESTMENT PORTFOLIO ANNUAL EXPENSES (AS A PERCENTAGE OF PORTFOLIO AVERAGE NET ASSETS)

                      Portfolio                        Investment   12-b-1   Other      Total      Fees and     Total Net
                                                       Management    Fees   Expenses  Portfolio    Expenses     Portfolio
                                                          Fees                         Expenses    Waived or    Expenses
                                                                                                  Reimbursed

AIM VARIABLE INSURANCE FUNDS, INC.

  AIM V.I. Capital Appreciation Fund                       0.62%       NA     0.11%      0.73%         NA          0.73%
  AIM V.I. Government Securities Fund /1/                  0.50%       NA     0.40%      0.90%         NA          0.80%

THE ALGER AMERICAN FUND

  Alger American Small Capitalization Portfolio            0.85%       NA     0.05%      0.90%         NA          0.90%

FIDELITY VARIABLE INSURANCE PRODUCTS FUND

  VIP Growth Portfolio service class /2/                   0.58%     0.10%    0.19%      0.77%        0.02%     0.77 / 0.75
  VIP Overseas Portfolio service class /2/                 0.73%     0.10%    0.28%      1.01%        0.03%     1.01 / 0.98

GCG TRUST /3/

  Equity/Income Portfolio                                  0.96%       NA     0.00%      0.96%         NA          0.96%
  Growth Portfolio                                         1.04%       NA     0.00%      1.04%         NA          1.04%
  Hard Assets Portfolio                                    0.96%       NA     0.00%      0.96%         NA          0.96%
  Limited Maturity Bond Portfolio                          0.56%       NA     0.01%      0.57%         NA          0.57%
  Liquid Assets Money Market                               0.56%       NA     0.00%      0.56%         NA          0.56%
  Mid-Cap Growth Portfolio                                 0.91%       NA     0.00%      0.91%         NA          0.91%
  Research Portfolio                                       0.91%       NA     0.00%      0.91%         NA          0.91%
  Total Return Portfolio                                   0.91%       NA     0.00%      0.91%         NA          0.91%

INVESCO VARIABLE INVESTMENT FUNDS, INC.

  INVESCO VIF-Equity Income Fund                           0.75%       NA     0.44%      1.19%         NA          1.19%
  INVESCO VIF-High Yield Fund                              0.60%       NA     0.48%      1.08%         NA          1.08%
  INVESCO VIF-Small Company Growth Fund /4/                0.75%       NA     3.35%      4.10%        2.34%        1.76%

MERRILL LYNCH

  Basic Value Focus Fund                                   0.60%       NA     0.06%      0.66%         NA          0.66%
  Balanced Capital Focus Fund /5/                          0.60%       NA     0.26%      0.86%         NA          0.86%
  Global Growth Focus Fund /5/                             0.75%       NA     0.28%      1.03%         NA          1.03%
  Index 500 Fund                                           0.30%       NA     0.06%      0.36%         NA          0.36%
  Small Cap Value Focus Fund                               0.75%       NA     0.06%      0.81%         NA          0.81%

VAN ECK WORLDWIDE INSURANCE TRUST

  Worldwide Bond Fund                                      1.00%       NA     0.22%      1.22%         NA          1.22%
  Worldwide Emerging Markets Fund /6/                      1.00%       NA     0.54%      1.54%        0.24%        1.30%
  Worldwide Real Estate Fund /7/                           1.00%       NA     2.23%      3.23%        1.79%        1.44%

SECURITY LIFE OF DENVER INSURANCE COMPANY

 Guaranteed Interest Division                               NA         NA       NA         NA          NA           NA

/1/ Included in "Other Expenses" of the AIM V.I. Government Securities Portfolio is 0.10% of interest expense.





--------------------------------------------------------------------------------
Strategic Benefit                      7

/2/ Each Fidelity Service class fund currently pays .10% of its average net assets as a 12-b-1 fee. This fee could vary; but cannot exceed .25%. The total Net Portfolio Expenses presented are before and after Fidelity absorbed a portion of the portfolio and custodian expenses for some portfolios with part of the brokerage commissions and uninvested cash balances.

/3/ The GCG Trust pays Directed Services Inc. ("DSI") a monthly management fee based on the annual rates of the average daily net assets of the investment portfolios. DSI in turn pays the portfolio managers monthly fees for managing the assets of the portfolios.

/4/ INVESCO absorbed a portion of VIF Small Company Growth Fund's "Other Expenses." After this absorption, these expenses were 1.01%.

/5/  Expenses are annualized.

/6/ Van Eck Associates Corporation absorbed expenses in excess of 1.30% of the Fund's average daily net assets.

/7/ Van Eck Associates Corporation absorbed portfolio and custodian expenses in excess of 1.50% of the Fund's average daily net assets with part of the brokerage commissions and uninvested cash balances.

POLICY VALUES

Your account value is the amount you have in the guaranteed interest division, plus the amount you have in each variable investment option. If you have an outstanding policy loan, your account value includes the amount in the loan division. SEE POLICY VALUES, PAGE 8.

YOUR ACCOUNT VALUE IN THE VARIABLE DIVISION

Accumulation units are the way we measure value in the variable division. Accumulation unit value is the value of a unit of a variable investment option on the valuation date. Each variable investment option has a different accumulation unit value. SEE DETERMINING THE VALUE IN THE VARIABLE DIVISION, PAGE 25.

The accumulation unit value for each variable investment option reflects the investment performance of the underlying investment portfolio during the valuation period. Each accumulation unit value reflects asset-based charges under the policy and the expenses of the investment portfolios. SEE DETERMINING THE VALUE IN THE VARIABLE DIVISION, PAGE 25 AND HOW WE CALCULATE ACCUMULATION UNIT VALUES, PAGE 26.


TRANSFERS OF ACCOUNT VALUE

You may make twelve free transfers among the variable investment options or to the guaranteed interest division each policy year. We charge $10 for each transfer over twelve you make in a policy year. There are restrictions on transfers from the guaranteed interest division. SEE TRANSFERS OF ACCOUNT VALUE, PAGE 26.


SPECIAL POLICY FEATURES

DESIGNATED DEDUCTION OPTION

You may designate one investment option from which we will deduct all your monthly and deferred sales charges. SEE DESIGNATED DEDUCTION OPTION, PAGE 24.

DOLLAR COST AVERAGING

Dollar cost averaging is a systematic plan of transferring account values to selected investment options. It is intended to protect your policy's value from short-term price fluctuations. However, dollar cost averaging does not assure a profit, nor does it protect against a loss in a declining market. Dollar cost averaging is free. SEE DOLLAR COST AVERAGING, PAGE 27.

AUTOMATIC REBALANCING

Automatic rebalancing periodically reallocates your net account value among your selected investment options to maintain your specified distribution of account value among those investment options. Automatic rebalancing is free. SEE AUTOMATIC REBALANCING, PAGE 28.

LOANS

You may take loans against your policy's net account value. We charge an annual loan interest rate of 3.25%. We credit an annual interest rate of 3% on amounts held in the loan division as collateral for your loan. SEE POLICY LOANS, PAGE 28.

PARTIAL WITHDRAWALS

You may withdraw part of your net account value any time after your first policy year. You may make only one partial withdrawal per policy year. Partial withdrawals may reduce your policy's death benefit and will reduce your account value. SEE PARTIAL WITHDRAWALS, PAGE 29.


POLICY MODIFICATION, TERMINATION AND CONTINUATION FEATURES

RIGHT TO EXCHANGE POLICY

For 24 months after the policy date you may exchange your policy for a guaranteed policy, unless state law requires differently. There is no charge for this exchange. SEE RIGHT TO EXCHANGE POLICY, PAGE 24.

SURRENDER

You may surrender your policy for its surrender value at any time while the insured person is living. All insurance coverage ends on the date we receive your request. SEE SURRENDER, PAGE 31.





--------------------------------------------------------------------------------
Strategic Benefit                      8

LAPSE

In general, insurance coverage continues as long as your policy's net account value is enough to pay the monthly deductions. SEE LAPSE, PAGE 31.

REINSTATEMENT

You may reinstate your policy and rider within five years of its lapse if you still own the policy and the insured person is still insurable. You will need to pay required reinstatement premiums.

If you had a policy loan when coverage ended, we will reinstate it with accrued loan interest to the date of the lapse. SEE REINSTATEMENT, PAGE 31.

POLICY MATURITY

If the insured person is living on the policy anniversary nearest the date when the insured person reaches age 100 (the maturity date) and you do not choose continuation of coverage, you must surrender your policy and we will pay the net account value. Your policy then ends. SEE POLICY MATURITY, PAGE 24.

CONTINUATION OF COVERAGE

If the insured person is living at age 100 and the policy is in force, you may choose the continuation of coverage feature. If this feature becomes effective, we will deduct a one-time administrative fee of $200 and keep your policy in force. SEE CONTINUATION OF COVERAGE, PAGE 24.


DEATH BENEFITS

At the insured person's death, we pay death proceeds to the beneficiary(ies) if your policy is still in force. Depending on the death benefit option you have chosen and whether or not you have coverage under an adjustable term insurance rider, your policy's death benefit may vary.

Generally, we require a minimum target death benefit of $50,000 per policy.SEE DEATH BENEFITS, PAGE 19.


TAX CONSIDERATIONS

Under current federal income tax law, death benefits of life insurance policies generally are not subject to income tax. In order for this treatment to apply, the policy must qualify as a life insurance contract. We believe it is reasonable to conclude that the policy will qualify as a life insurance contract. SEE TAX STATUS OF THE POLICY, PAGE 40.

Assuming the policy qualifies as a life insurance contract, under current federal income tax law, your account value earnings are generally not subject to income tax as long as they remain within your policy. However depending on circumstances, the following events may cause taxable consequences for you:
     o    partial withdrawals;
     o    surrender; or
     o    lapse.

In addition to the events listed above, if your policy is a modified endowment contract, a loan against or secured by the policy may cause income taxation. A penalty tax may be imposed on a distribution from a modified endowment contract as well. SEE MODIFIED ENDOWMENT CONTRACTS, PAGE 42.

In recent years, Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new policy or a change in an existing policy should consult a tax adviser.

You should consult a qualified legal or tax adviser before you purchase your policy.



--------------------------------------------------------------------------------
Strategic Benefit                      9

                              How the Policy Works

YOUR PREMIUM             Premium Deductions
You make a premium  ---------------------------->
payment
                                                     o  initial sales charge
                                                     o  tax charges

                    <----------------------------
NET PREMIUM
We allocate the net
premium to the investment
options you choose
        |
        |
   -----------------------------------------
   |                                       |
   \/                                      \/
GUARANTEED                                VARIABLE INVESTMENT                     INVESTMENT PORTFOLIOS           The investment
INTEREST DIVISION                         OPTIONS                                 The variable investment         manager deducts
Amounts you allocate                      Amounts you allocate are      <--       options invest in               investment
are heald in our general account          held in our separate account     -->    investment portfolios       --> management fees
   |                                       |                                                                      and other
   -----------------------------------------                                                                      portfolio expenses
                                      |
                                      |
                                      |
  LOAN DIVISION                       |
  Amount set aside to    <------------|                       Monthly Deductions   o  cost of insurance
  secure a policy loan                |                    --------------------->     charge
                                      |                   |                        o  monthly administrative
                                      |                   |                           charge
                                      \/                  |                        o  mortality and expense
                               ACCUMULATED VALUE          |                           risk charge
                               The total value of your  --|
                               policy                     |
                                                          |                        o  partial withdrawal fee
                                                          |   Transaction Fees     o  transfer fee
                                                          |--------------------->  o  illustration fee
                                                          |                        o  premium allocation
                                                          |                           change charge
                                                          |                        o  continuation of
                                                          |                           coverage fee
                                                          |
                                                          |    Annual Fee
                                                           --------------------->  o  deferred sales charge
                                                               Years 2 - 8










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Strategic Benefit                     10

INFORMATION ABOUT SECURITY LIFE, THE SEPARATE ACCOUNT AND THE INVESTMENT OPTIONS


SECURITY LIFE OF DENVER INSURANCE COMPANY
[TO BE UPDATED BY AMENDMENT]

Security Life of Denver Insurance Company ("Security Life") is a stock life insurance company organized under the laws of the State of Colorado in 1929. Our headquarters are located at 1290 Broadway, Denver, Colorado 80203-5699. We are admitted to do business in the District of Columbia and all states except New York. At the close of 1998, the company and its consolidated subsidiaries had over $174.3 billion of life insurance in force. As of December 31, 1998, our total assets were over $10.0 billion, and our shareholder's equity was over $926 million.

We have a complete line of life insurance products, including:
     o    annuities;
     o    individual life;
     o    group life;
     o    pension products; and
     o    market life reinsurance.

Security Life is a wholly owned indirect subsidiary of ING Groep, N.V. ("ING"). ING is one of the world's three largest diversified financial services organizations. ING is headquartered in Amsterdam, The Netherlands. It has consolidated assets over $461.8 billion on a Dutch (modified U.S.) generally accepted accounting principles basis, as of December 31, 1998.

The principal underwriter and distributor for our policies is ING America Equities, Inc. ING America Equities is a stock corporation organized under the laws of the State of Colorado in 1993. It is a wholly owned subsidiary of Security Life and is a registered broker-dealer with the SEC and the NASD. ING America Equities, Inc. is located at 1290 Broadway, Denver, Colorado 80203-5699.


SECURITY LIFE SEPARATE ACCOUNT L1

SEPARATE ACCOUNT STRUCTURE

We established Security Life Separate Account L1 (the "separate account") on November 3, 1993, under Colorado's insurance law. It is a unit investment trust, registered with the SEC under the Investment Company Act of 1940. The SEC does not supervise our management of the separate account or Security Life.

The separate account is used to support our variable life insurance policies and for other purposes allowed by law and regulation. We may offer other variable life insurance contracts with different benefits and charges that invest in the separate account. We do not discuss these contracts in this prospectus. The separate account may invest in other securities not available for the policy described in this prospectus.

The company owns all the assets in the separate account. We credit gains to and charge losses against the separate account without regard to performance of other investment accounts.

ORDER OF SEPARATE ACCOUNT LIABILITIES

State law provides that we may not charge general account liabilities against the separate account's assets equal to its reserves and other liabilities. This means that if we ever became insolvent, the separate account assets will be used first to pay separate account policy claims. Only if separate account assets remain after these claims have been satisfied can these assets be used to pay other policy owners and creditors.

The separate account may have liabilities from assets credited to other variable life policies offered by the separate account. If the assets of the separate account are greater than required reserves and policy liabilities, we may transfer the excess to our general account.

INVESTMENT OPTIONS

Investment options include the variable and the guaranteed interest divisions, but not the loan division. The separate account has several variable investment options which invest in shares of underlying investment portfolios. This means the investment performance of a policy depends on the performance of the investment portfolios you choose.


--------------------------------------------------------------------------------
Strategic Benefit                     11

Each investment portfolio has its own investment objective. These investment portfolios are not available directly to individual investors. They are available only as the underlying investments for variable annuity and variable life insurance contracts and certain pension accounts.

INVESTMENT PORTFOLIOS

Each of the investment portfolios is a separate series of an open-end management investment company. The investment company receives investment advice from a registered investment adviser who, other than the GCG Trust and the ING Funds, is not associated with us.

Currently, some variable investment options invest in a portfolio of the GCG Trust. Directed Services, Inc. ("DSI") serves as the manager to each portfolio of the GCG Trust. The GCG Trust and DSI have retained several portfolio managers to manage the assets of each portfolio of the GCG Trust.

The investment portfolios sell shares to separate accounts of insurance companies. These insurance companies may or may not be affiliated with us. This is known as "shared funding." Investment portfolios may sell shares as the underlying investment for both variable annuity and variable life insurance contracts. This process is known as "mixed funding."

The investment portfolios may sell shares to certain qualified pension and retirement plans that qualify under Section 401 of the Internal Revenue Code ("IRC"). As a result, a material conflict of interest may arise between insurance companies, owners of different types of contracts and retirement plans, or their participants.

If there is a material conflict, we will consider what should be done, including removing the investment portfolio from the separate account. There are certain risks with mixed and shared funding, and with selling shares to qualified pension and retirement plans. See the investment portfolios' prospectuses.


INVESTMENT PORTFOLIO OBJECTIVES

Each investment portfolio has a different investment objective that it tries to achieve by following its own investment strategy. The objectives and policies of each investment portfolio affect its return and its risks. With this prospectus, you must receive the current prospectus for each investment portfolio. We summarize the investment objectives for each investment portfolio here. You should read each investment portfolio prospectus.

Certain investment portfolios offered under this policy have investment objectives and policies similar to other funds managed by the portfolio's investment adviser. The investment results of a portfolio may be higher or lower than those of other funds managed by the same adviser. There is no assurance, and no representation is made, that the investment results of any investment portfolio will be comparable to those of another fund managed by the same investment adviser.

Some investment portfolio advisers (or their affiliates) may pay us compensation for servicing, administration or other expenses.These advisers include AIM Advisors, Inc.; Fidelity Management & Research Company; Fred Alger Management, Inc.; Directed Services, Inc.; INVESCO Funds Group, Inc. Merrill Lynch Asset Management, L.P. and Van Eck Associates Corporation.The amount of compensation is usually based on the aggregate assets of the investment portfolio from contracts that we issue or administer.Some advisers may pay us more than others.

Merrill Lynch Asset Management, L.P. ("MLAM") is the investment adviser to the Merrill Variable Funds. MLAM, together with its affiliates, Fund Asset Management, L.P., Mercury Asset Management International Ltd., and Hotchkis and Wiley, is a worldwide mutual fund leader, and has a total of $501.68 billion in investment company and other portfolio assets under management as of the end of February 1999. It is registered as an investment adviser under the Investment Advisers Act of 1940. MLAM is an indirect subsidiary of Merrill Lynch & Co., Inc. MLAM's principal business address is 800 Scudders Mill Road, Plainsboro, New Jersey 08536. As the investment adviser, it is paid fees by these Funds for its services. The fees charged to each of these Funds are set forth in the table on page 7.

                        INVESTMENT PORTFOLIOS' OBJECTIVES


VARIABLE INVESTMENT OPTION              INVESTMENT COMPANY/             INVESTMENT OBJECTIVE
                                        ADVISER/ MANAGER/ SUB-
                                        ADVISER

V.I. Capital Appreciation Fund          AIM Variable Insurance          Seeks growth of capital through investment in common
                                        Funds, Inc./ AIM Advisors,      stocks, with emphasis on medium- and small-sized
                                        Inc.                            growth companies.



--------------------------------------------------------------------------------
Strategic Benefit                     12

                        IINVESTMENT PORTFOLIOS' OBJECTIVES


VARIABLE INVESTMENT OPTION              INVESTMENT COMPANY/             INVESTMENT OBJECTIVE
                                        ADVISER/ MANAGER/ SUB-
                                        ADVISER

V.I. Government Securities              AIM Variable Insurance          Seeks to achieve high current income consistent with
Fund                                    Funds, Inc./ AIM Advisors,      reasonable concern for safety of principal by investing in
                                        Inc.                            debt securities issued, guaranteed or otherwise backed
                                                                        by the United States Government.

American Small Capitalization           The Alger American Fund         Seeks long-term capital appreciation by focusing on
Portfolio                                                               small, fast-growing companies that offer innovative
                                                                        products, services or technologies to a rapidly expanding
                                                                        marketplace.

VIP Growth Portfolio                    Fidelity Variable Insurance     Seeks capital appreciation by investing in common
                                        Products Fund and Variable      stocks of companies that it believes have above-average
                                        Insurance Products Fund II/     growth potential, either domestic or foreign issuers.
                                        Fidelity Management &
                                        Research Company

VIP Overseas Portfolio                  Fidelity Variable Insurance     Seeks long-term growth of capital by investing at least
                                        Products Fund and Variable      65% of total assets in foreign securities.
                                        Insurance Products Fund II/
                                        Fidelity Management &
                                        Research Company

Equity/Income Portfolio                 GCG Trust/ Directed             Seeks substantial dividend income as well as long-term
                                        Services, Inc./ T. Rowe Price   growth of capital.Invests primarily in common stocks
                                        Associates, Inc.                of well-established companies paying above-average
                                                                        dividends.

Growth Portfolio                        GCG Trust/ Directed             Seeks capital appreciation. Invests primarily in common
                                        Services, Inc./ Janus Capital   stocks of growth companies that have favorable
                                        Corporation                     relationships between price/earnings ratios and growth
                                                                        rates in sectors offering the potential for above-average
                                                                        returns.

Hard Assets Portfolio                   GCG Trust/ Directed             Seeks long-term capital appreciation. Invests primarily
                                        Services, Inc./ Baring          in hard asset securities.Hard asset companies produce a
                                        International Investment        commodity which the portfolio manager is able to price
                                        Limited (an affiliate)          on a daily or weekly basis.

Limited Maturity Bond                   GCG Trust/ Directed             Seeks highest current income consistent with low risk to
Portfolio                               Services, Inc./ ING             principal and liquidity. Also seeks to enhance its total
                                        Investment Management,          return through capital appreciation when market factors,
                                        L.L.C. (an affiliate)           such as falling interest rates and rising bond prices,
                                                                        indicate that capital appreciation may be available without significant risk to principal. Invests primarily in
                                                                        diversified limited maturity debt securities with average
                                                                        maturity dates of five years or shorter and in no cases more than seven years.




--------------------------------------------------------------------------------
Strategic Benefit                     13

                        INVESTMENT PORTFOLIOS' OBJECTIVES


VARIABLE INVESTMENT OPTION              INVESTMENT COMPANY/             INVESTMENT OBJECTIVE
                                        ADVISER/ MANAGER/ SUB-
                                        ADVISER

Liquid Asset Portfolio                  GCG Trust/Directed              Seeks high level of current income consistent with the
                                        Services, Inc./ING              preservation of capital and liquidity. Invests primarily in
                                        Investment Management,          obligations of the U.S. Government and its agencies and
                                        LLC (an affiliate)              instrumentalities, bank obligations, commercial paper
                                                                        and short-term corporate debt securities. All securities
                                                                        will mature in less than one year. Sub-advised by ING
                                                                        Investment Management, LLC (an affiliate).

Mid-Cap Growth Portfolio                GCG Trust/ Directed             Seeks long-term growth of capital.Invests primarily in
                                        Services, Inc./ Massachusetts   equity securities of companies with medium market
                                        Financial Services Company      capitalization which the portfolio manager believes have
                                                                        above-average growth potential.

Research Portfolio                      GCG Trust/ Directed             Seeks long-term growth of capital and future income.
                                        Services, Inc./ Massachusetts   Invests primarily in common stocks or securities
                                        Financial Services Company      convertible into common stocks of companies believed
                                                                        to have better than average prospects for long-term
                                                                        growth.

Total Return Portfolio                  GCG Trust/ Directed             Seeks above-average income (compared to a portfolio
                                        Services, Inc./ Massachusetts   entirely invested in equity securities) consistent with the
                                        Financial Services Company      prudent employment of capital. Invests primarily in a
                                                                        combination of equity and fixed income securities.

Global Brand Names                      ING Investment                  [TO BE UPDATED BY AMENDMENT]
                                        Management, L.L.C./
                                        [TO BE UPDATED BY
                                        AMENDMENT]

Global Information                      ING Investment                  [TO BE UPDATED BY AMENDMENT]
                                        TechnologyManagement, L.L.C./
                                        [TO BE UPDATED BY
                                        AMENDMENT]

VIF-Equity Income Fund                  INVESCO Variable                Seeks high current income, with growth of capital as a
                                        Investment Funds, Inc./         secondary objective by investing at least 65% of its
                                        INVESCO Funds Group,            assets in dividend-paying common and preferred stocks.
                                        Inc.                            The rest of the fund's assets are invested in debt
                                                                        securities, and lower-grade debt securities.

VIF-High Yield Fund                     INVESCO Variable                Seeks to provide a high level of current income by
                                        Investment Funds, Inc./         investing substantially all of its assets in lower-rated
                                        INVESCO Funds Group,            debt securities and preferred stock, including securities
                                        Inc.                            issued by foreign companies.




--------------------------------------------------------------------------------
Strategic Benefit                     14

                        INVESTMENT PORTFOLIOS' OBJECTIVES


VARIABLE INVESTMENT OPTION              INVESTMENT COMPANY/             INVESTMENT OBJECTIVE
                                        ADVISER/ MANAGER/ SUB-
                                        ADVISER

VIF-Small Company Growth                INVESCO Variable                Seeks investment growth over the long term by investing
Fund                                    Investment Funds, Inc./         at least 80% of its assets in equity securities of
                                        INVESCO Funds Group,            companies with market capitalizations of $1 billion or
                                        Inc.                            less.  The remainder of the fund's assets can be invested
                                                                        in a wide range of securities that may or may not be issued by small companies.

Basic Value Focus                       Merrill Lynch/                  Seeks capital appreciation and, secondarily, income by
                                        Management, L.P./Merrill        management of the Fund believes are undervalued and
                                        Lynch Variable Series           therefore represent basic investment value. The Fund seeks
                                        Funds, Inc.                     special opportunities in securities that are selling at a
                                                                        discount either from book value or historical price-earnings ratios, or seem capable of recovering from temporarily
                                                                        out-of-favor considerations. Particular emphasis is placed on securities which provide an above-average dividend return and sell at a below-average price/earnings ratio.

Capital Focus                           Merrill Lynch Asset             Seeks to achieve the highest total investment return
                                        Management, L.P./ Merrill       consistent with prudent risk.  To do this, management of
                                        Lynch Variable Series Funds,    the Fund uses a flexible "fully managed" investment
                                        Inc.                            policy that shifts the emphasis among equity, debt
                                                                        (including money market), and convertible securities.

Global Growth Focus                     Merrill Lynch Asset             Seeks long-term growth of capital. The Fund invests in a
                                        Management, L.P./ Merrill       diversified portfolio of equity securities of issuers
                                        Lynch Variable Series Funds,    located in various countries and the United States,
                                        Inc.                            placing particular emphasis on companies that have
                                                                        exhibited above-average growth rates in earnings. Because a substantial portion of the Fund's assets may be invested on an international basis, contract owners should be aware of certain risks, such as fluctuations in foreign exchange
                                                                        rates, future political and economic developments, different legal systems, and the possible imposition of exchange
                                                                        controls or other foreign government laws or restrictions.
                                                                        An investment in the Fund may be appropriate only for
                                                                        long-term investors who can assume the risk of loss of
                                                                        principal, and do not seek current income.

Index 500                               Merrill Lynch Asset             Seeks investment results that, before expenses,
                                        Management, L.P./ Merrill       correspond to the aggregate price and yield performance
                                        Lynch Variable Series Funds,    of the Standard & Poor's 500 Composite Stock Price Index
                                        Inc.                            (the "S&P 500 Index").


--------------------------------------------------------------------------------
Strategic Benefit                     15


VARIABLE INVESTMENT OPTION              INVESTMENT COMPANY/             INVESTMENT OBJECTIVE
                                        ADVISER/ MANAGER/ SUB-
                                        ADVISER

Special Value Focus                     Merrill Lynch Asset             Seeks long term growth of capital by investing in a
                                        Management, L.P./ Merrill       diversified portfolio of securities, primarily common
                                        Lynch Variable Series           stocks, of relatively small companies that management of
                                        Funds, Inc.                     the Merrill Variable Funds believes have special
                                                                        investment value, and of emerging growth companies
                                                                        regardless of size. Companies are selected by management on the basis of their long-term potential for expanding their size and profitability or for gaining increased market
                                                                        recognition for their securities. Current income is not a
                                                                        factor in the selection of securities.

Worldwide Bond Fund                     Van Eck Worldwide               Seeks high total return--income plus capital
                                        Insurance Trust/ Van Eck        appreciation--by investing globally, primarily in a
                                        Associates Corporation          variety of debt securities.

Worldwide Emerging Markets              Van Eck Worldwide               Seeks long term capital appreciation by investing in
                                        Fund Insurance Trust/ Van Eck   equity securities in emerging markets around the world.
                                        Associates Corporation

Worldwide Real Estate Fund              Van Eck Worldwide               Seeks high total return by investing in equity
                                        Insurance Trust/ Van            securities of companies that own significant
                                        Eck Associates                  real estate or do business principally in real
                                        Corporation                     estate.




GUARANTEED INTEREST DIVISION

You may allocate all or a part of the net premium and transfers of your net account value into the guaranteed interest division. The guaranteed interest division guarantees principal and is part of our general account. It pays interest at a fixed rate that we declare.

The general account contains all of our assets other than those held in the separate account (variable investment options) or other separate accounts.

The general account supports our non-variable insurance and annuity obligations. We have not registered interests in the guaranteed interest division under the Securities Act of 1933. Also, we have not registered the guaranteed interest division or the general account as an investment company under the Investment Company Act of 1940 (because of exemptive and exclusionary provisions). This means that the general account, the guaranteed interest division and its interests are generally not subject to regulation under these Acts.

The SEC staff has not reviewed the disclosures in this prospectus relating to the general account and the guaranteed interest division. These disclosures, however, may be subject to certain requirements of the federal securities law regarding accuracy and completeness of statements made.

The amount you have in the guaranteed interest division is all of the net premium you allocate to that division, plus transfers you make to the guaranteed interest division, plus interest earned.

Amounts you transfer out of or withdraw from the guaranteed interest division reduce this amount. It is also reduced by deductions for charges from your account value allocated to the guaranteed interest division.

We declare the interest rate that applies to all amounts in the guaranteed interest division. This interest rate is never less than the minimum guaranteed interest rate of 3% and will be in effect for at least twelve months. Interest compounds daily at an effective annual rate that equals the declared rate. We credit interest to the guaranteed interest division on a daily basis. We pay interest regardless of the actual investment performance of our account. We bear all of the investment risk for the guaranteed interest division.



--------------------------------------------------------------------------------
Strategic Benefit                     16

MAXIMUM NUMBER OF INVESTMENT OPTIONS

You may invest in a total of eighteen investment options over the life of your policy. Investment options include the guaranteed interest divisions, all of the variable investment options but not the loan division.

As an example, if you have had funds in seventeen variable investment options and the guaranteed interest division, these are the only investment options to which you may later add or transfer funds. However, you could still take a policy loan and access the loan division.

You may want to use fewer investment options in the early years of your policy, so that you can invest in other investment options in the future. If you invest in eighteen variable investment options, you will not be able to invest in the guaranteed interest division.

DETAILED INFORMATION ABOUT THE POLICY

This prospectus describes our standard Strategic Benefit variable universal life insurance policy. There may be differences in the policy because of state requirements where we issue your policy. We will describe any such differences in your policy.

The illustrations beginning on page 47 show how the policies work.


APPLYING FOR A POLICY

You purchase this variable universal life policy by submitting an application. The insured person is the person on whose life we issue a policy and upon whose death we pay death proceeds. On the policy date, the insured person must be at least 15 years of age and no older than age 85. We may back-date the policy up to six months to allow the insured person to give proof of a younger age for the purposes of your policy. SEE AGE, PAGE 32.


TEMPORARY INSURANCE

If you apply and qualify, we may issue temporary insurance in an amount equal to the face amount of insurance for which you applied. The maximum amount of temporary insurance for binding limited life insurance coverage is $3 million, which includes any in-force coverage you have with us.

Temporary coverage begins when:
     o you have completed and signed our binding limited life insurance coverage form;
     o we receive and accept a premium payment of at least your scheduled premium (selected on your application); and
     o    part I of the application is completed.

Temporary coverage ends on the earliest of:
     o    the date we return your premium payments;
     o five days after we mail notice of termination to the address on your application;
     o    the date your policy coverage starts;
     o    the date we refuse to issue you a policy based on your application; or
     o 90 days after you sign our binding limited life insurance coverage form.

There is no death benefit under the temporary insurance agreement if:
     o there is a material misrepresentation in your answers on the binding limited life insurance coverage form;
     o there is a material misrepresentation in statements on your application;
     o the person or persons intended to be the insured people die by suicide or self-inflicted injury; or
     o    the bank does not honor your premium check.


POLICY ISSUANCE

Before we issue a policy we require satisfactory evidence of insurability of the insured person and payment of your initial premium. This evidence may include completion of underwriting and issue requirements.


The policy date as shown on your policy schedule determines:
     o    monthly processing dates;
     o    policy months;
     o    policy years; and
     o    policy anniversaries.


--------------------------------------------------------------------------------
Strategic Benefit                     17

It is not affected by the date you receive the policy. The policy date may be different from the date we receive your first premium payment. If the policy date is earlier, we charge monthly deductions from when we receive your initial premium.

The policy date is determined one of three ways:

     1.   the date you designate on your application, subject to our approval;
          or

     2. the back-date of the policy to save age, subject to our approval and state law.

     3.   if there is no designated date or back-date, the policy date is:
          o the date all underwriting and administrative requirements have been met if we receive your initial premium before we issue your policy; or
          o the date we receive your initial premium if it is after we approve your policy for issue.

DEFINITION OF LIFE INSURANCE

The federal income tax definition of life insurance is the cash value accumulation test. SEE TAX STATUS OF THE POLICY, PAGE 40.


PREMIUMS

You may choose the amount and frequency of premium payments, within limits.

We consider payments we receive to be premium payments if you do not have an outstanding policy loan and your policy is not in the continuation of coverage period. After we deduct certain charges from your premium payment, we add the remaining net premium to your policy.

SCHEDULED PREMIUMS

Your premiums are flexible. You may select your scheduled (planned) premium (within our limits) when you apply for your policy. The scheduled premium, shown in your policy and schedule, is the amount you choose to pay over a stated time period. THIS AMOUNT MAY OR MAY NOT BE ENOUGH TO KEEP YOUR POLICY IN FORCE. You may receive premium reminder notices for the scheduled premium on a quarterly, semiannual or annual basis. You are not required to pay the scheduled premium.

You may choose to pay your premium by electronic funds transfer each month. This method is not available for your initial premium. Your financial institution may charge for this service.

You can change the amount of your scheduled premium within our minimum and maximum limits at any time. If you fail to pay your scheduled premium or if you change the amount of your scheduled premium, your policy performance will be affected.


UNSCHEDULED PREMIUM PAYMENTS

Generally speaking, you may make unscheduled premium payments at any time, however:
     o we may limit the amount of your unscheduled premium payments that would result in an increase in the base death benefit amount required by the federal income tax law definition of life insurance. We may require satisfactory evidence that the insured person is insurable at the time of your unscheduled payment if the death benefit is increased as a result of it;
     o we may require proof that the insured person is insurable if your unscheduled premium payment will cause the net amount at risk to increase; and
     o we will return premium payments which are greater than the "seven-pay" limit for your policy if they would cause your policy to become a modified endowment contract, unless you have acknowledged in writing the new modified endowment contract status for your policy.

SEE MODIFIED ENDOWMENT CONTRACTS, PAGE 42 AND CHANGES TO COMPLY WITH THE LAW, PAGE 43.

If you have an outstanding policy loan and you make an unscheduled payment, we will consider it a loan repayment, unless you tell us otherwise. If your payment is a loan repayment, we do not deduct tax or sales charges.

TARGET PREMIUM

Target premium is not based on your scheduled premium. Target premium is actuarially determined based on the age, gender and premium class of the insured person. The target premium is used in determining your initial sales charge, deferred sales charge and the sales compensation we pay. It may or may not be





--------------------------------------------------------------------------------
Strategic Benefit                     18
enough to keep your policy in force. You are not required to pay the target premium and there is no penalty for paying more or less. The target premium for your policy and additional segments are listed in the policy schedule we provide to you. SEE PREMIUMS, PAGE 17.

INVESTMENT DATE AND ALLOCATION OF NET PREMIUMS

The net premium is the balance remaining after we deduct tax and sales charges from your premium payment.

Insurance coverage does not begin until we receive your initial premium. Your initial premium is the first premium we receive and apply to your policy. It must be at least the amount of your scheduled premiums from your policy date through your investment date.

The investment date is the first date we apply net premium to your policy.

We apply the initial net premium to your policy after:
     a)   we have received the required amount of premium;
     b) all issue requirements have been received by our customer service center; and
     c)   we have approved your policy for issue.

Amounts you designate for the guaranteed interest division will be allocated to that division on the investment date. If your state requires return of your premium during the free look period, we initially invest amounts you have designated for the variable division in the GCG Trust Liquid Asset Portfolio. We later transfer these amounts from the Liquid asset Portfolio to your selected variable investment options, based on your most recent premium allocation instructions, at the earlier of the following dates:
     o five days after we mailed your policy plus your state free look period has ended; or
     o we have received your policy delivery receipt and your state free look period has ended.


If your state provides for return of account value during the free look period (or no free look period), we invest amounts you designated for the variable division directly into your selected variable investment options.

We allocate all later premium payments to your policy on the valuation date of receipt. We use your most recent premium allocation instructions. Your instructions must specify percentages that are whole numbers totaling 100% and which use no more than eighteen investment options over the life of your policy. SEE MAXIMUM NUMBER OF INVESTMENT DIVISIONS, PAGE 16.

You may make five free premium allocation changes per year. After the five free premium allocation changes, we charge you $25 for each additional allocation change per policy year. If you change your designated deduction option, we consider this a premium allocation change for which there may be a charge. SEE DESIGNATED DEDUCTION OPTION, PAGE 24 AND POLICY TRANSACTION FEES, PAGE 39.

PREMIUM PAYMENTS AFFECT YOUR COVERAGE

Your coverage lasts only as long as your net account value is enough to pay the monthly and annual charges and your account value is more than your outstanding policy loan plus accrued loan interest. If these conditions are not met, your policy will enter the 61-day grace period and you must make a premium payment to avoid lapse. SEE LAPSE, PAGE 31, AND GRACE PERIOD, PAGE 31.

MODIFIED ENDOWMENT CONTRACTS

There are special federal income tax rules for distributions from life insurance policies which are "modified endowment contracts." These rules apply to policy loans, surrenders, and partial withdrawals. Whether or not these rules apply depends upon whether or not the premiums we receive are greater than the "seven-pay" limit.

If we find that your scheduled premium causes your policy to be a modified endowment contract on your policy date, we will require you to acknowledge that you know the policy is a modified endowment contract. We will issue your policy based on the scheduled premium you selected. If you do not want your policy to be issued as a modified endowment contract, you may reduce your scheduled premium to a level which does not cause your policy to be a modified endowment contract. We will then issue your policy based on the revised scheduled premium. SEE MODIFIED ENDOWMENT CONTRACTS, PAGE 42.





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Strategic Benefit                     19

DEATH BENEFITS

You decide the amount of insurance you need, now and in the future. You can combine the long-term advantages of permanent life insurance base coverage with the flexibility and short-term advantages of term life insurance. Both permanent and term life insurance are available with one policy.

Generally we require a minimum group first year premium of at least $250,000. However, depending on underwriting circumstances, we may reduce the minimum group first year premium in some cases. We do not require a minimum base death benefit amount, however we generally require a minimum target death benefit of $50,000 per policy. We may reduce this minimum if the average initial target death benefit for the group is at least $50,000.

It may be to your economic advantage to include part of your insurance coverage under the adjustable term insurance rider. Both the cost of insurance under the adjustable term insurance rider and the cost of insurance for the base death benefit are deducted monthly from your account value and generally increase with the age of the insured person. Use of the adjustable term insurance rider may reduce sales compensation but may increase the monthly cost of insurance. SEE ADJUSTABLE TERM INSURANCE RIDER, PAGE 23.

Death benefits are valued as of the date of death of the insured person.

                             DEATH BENEFIT SUMMARY

THIS CHART ASSUMES NO DEATH BENEFIT OPTION CHANGES, INCREASES OR DECREASES IN STATED OR TARGET DEATH BENEFIT AND THAT PARTIAL WITHDRAWALS ARE LESS THAN PREMIUM RECEIVED.



                OPTION 1                                OPTION 2                                OPTION 3

STATED DEATH    The amount of policy death              The amount of policy death              The amount of policy death
BENEFIT         benefit at issue, not including         benefit at issue, not including         benefit at issue, not including
                rider coverage.  This amount            rider coverage.  This amount            rider coverage.  This amount
                stays level throughout the life         stays level throughout the life         stays level throughout the life
                of the policy.                          of the policy.                          of the policy.

BASE DEATH      The greater of the stated               The greater of the stated               The greater of the stated
BENEFIT         death benefit or the account            death benefit plus the                  death benefit plus the sum of
                value multiplied by the                 account value, or the account           all premiums we receive
                appropriate factor from the             value multiplied by the                 minus partial withdrawals
                definition of life insurance            appropriate factor from the             you have taken, or the
                factors.                                definition of life insurance            account value multiplied by
                                                        factors.                                the appropriate factor from
                                                                                                the definition of life
                                                                                                insurance factors.

TARGET DEATH    Stated death benefit plus               Stated death benefit plus               Stated death benefit plus
BENEFIT         adjustable term insurance               adjustable term insurance               adjustable term insurance
                rider benefit.  This amount             rider benefit.  This amount             rider benefit.  This amount
                remains level throughout the            remains level throughout the            remains level throughout the
                life of the policy.                     life of the policy.                     life of the policy.

TOTAL DEATH     The greater of the target               The greater of the target               The greater of the target
BENEFIT         death benefit or the base               death benefit plus the                  death benefit plus the sum of
                death benefit.                          account value, or the base              all premiums we receive
                                                        death benefit.                          minus partial withdrawals
                                                                                                you have taken, or the base
                                                                                                death benefit.



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Strategic Benefit                     20


                OPTION 1                                OPTION 2                                OPTION 3

ADJUSTABLE      The adjustable term                     The adjustable term                     The adjustable term
TERM            insurance rider benefit is the          insurance rider benefit is the          insurance rider benefit is the
INSURANCE       total death benefit minus base          total death benefit minus the           total death benefit minus the
RIDER BENEFIT   death benefit, but not less             base death benefit, but not             base death benefit, but not
                than zero.  If the account              less than zero.  If the account         less than zero.  If the account
                value multiplied by the death           value multiplied by the death           value multiplied by the death
                benefit corridor factor is              benefit corridor factor is              benefit corridor factor is
                greater than the stated death           greater than the stated death           greater than the stated death
                benefit, the adjustable term            benefit plus the account                benefit plus the sum of all
                insurance benefit will                  value, the adjustable term              premiums we receive minus
                decrease.  It will decrease so          insurance rider benefit will            partial withdrawals you have
                that the base death benefit             decrease.  It will decrease so          taken, the adjustable term
                plus the adjustable term                that the base death benefit             insurance rider benefit will
                insurance rider benefit is not          plus the adjustable term                decrease.It will decrease so
                greater than the target death           insurance rider benefit is not          that the sum of the base death
                benefit.  If the base death             greater than the target death           benefit plus the adjustable
                benefit becomes greater than            benefit plus the account                term insurance rider benefit
                the target death benefit, the           value.  If the base death               is not greater than the target
                adjustable term insurance               benefit becomes greater than            death benefit plus the sum of
                rider benefit is zero.                  the target death benefit plus           all premiums we receive
                                                        the account value, the                  minus partial withdrawals
                                                        adjustable term insurance               you have taken.If the base
                                                        rider benefit is zero.                  death benefit becomes
                                                                                                greater than the target death
                                                                                                benefit plus the sum of all
                                                                                                premiums we receive minus
                                                                                                partial withdrawals you have
                                                                                                taken, the adjustable term
                                                                                                insurance rider benefit is zero.

BASE DEATH BENEFIT

Your base death benefit can be different from your stated death benefit as a result of:
     o    your choice of death benefit option;
     o    a change in your death benefit option;
     o    increases or decreases to the stated death benefit.

As long as your policy is in force, we will pay the death proceeds to your beneficiary(ies) when the insured person dies. The beneficiary(ies) is(are) the person (people) you name to receive the death proceeds from your policy. The death proceeds are:
     o    your base death benefit; plus
     o    rider benefits; minus
     o    your outstanding policy loan with accrued loan interest; minus
     o    outstanding policy charges incurred before the insured person's death.

There could be outstanding policy charges if the insured dies while your policy is in the grace period.

DEATH BENEFIT OPTIONS

You have a choice of three death benefit options: option 1, option 2 or option 3 (described below). You may choose death benefit option 3 only prior to the issue of your policy. Your choice may result in your base death benefit being greater than your stated death benefit. You may change your death benefit option after the first policy anniversary and before the continuation of coverage feature begins. SEE CHANGES IN DEATH BENEFIT OPTIONS, PAGE 21 AND CONTINUATION OF COVERAGE, PAGE 24.

Federal income tax law requires that your death benefit be at least as much as your account value multiplied by a factor defined by law. This factor is based on the insured person's age and gender. SEE APPENDIX A, PAGE 62.





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Strategic Benefit                     21

Under death benefit option 1, your base death benefit is the greater of:
     o    your stated death benefit on the date of the insured person's death;
          or
     o your account value on the date of the insured person's death multiplied by the appropriate factor from the definition of life insurance factors shown in Appendix A.

Under option 1 positive investment performance is generally reflected in a reduced net amount at risk. This lowers your policy's total cost of insurance charges. Option 1 offers insurance coverage that is a set amount with potentially lower cost of insurance charges over time.

Under death benefit option 2, your base death benefit is the greater of:
     o your stated death benefit plus your account value on the date of the insured person's death; or
     o your account value on the date of the insured person's death multiplied by the appropriate factor from the definition of life insurance factors shown in Appendix A.

Under option 2, investment performance is reflected in your insurance coverage.

Under death benefit option 3, the base death benefit is the greater of:
     o your stated death benefit plus the sum of all premiums we receive minus partial withdrawals you have taken under your policy; or
     o your account value on the date of the insured person's death multiplied by the appropriate factor from the definition of life insurance factors shown in Appendix A.

Under option 3, the base death benefit generally will increase as you pay premiums, and decrease if you take partial withdrawals. In no event will your base death benefit be less than your stated death benefit.

Death benefit options 2 and 3 are not available during the continuation of coverage period. If you select option 2 or 3 on your policy, it automatically converts to death benefit option 1 when the continuation of coverage period begins. SEE CONTINUATION OF COVERAGE, PAGE 24.

CHANGES IN DEATH BENEFIT OPTIONS

You may request a change in your death benefit option at any time before the continuation of coverage period. A death benefit option change applies to your entire stated or base death benefit. Changing your death benefit option may reduce or increase your target death benefit, as well as your stated death benefit.

Your death benefit option change is effective on your next monthly processing date after we approve it, so long as at least one day remains before your monthly processing date. If less than one day remains before your monthly processing date, your death benefit option change is effective on your second following monthly processing date.

After we approve your request, we send a new policy schedule page to you. You should attach it to your policy. Or, we may ask you to return your policy to our customer service center so that we can make this change for you.

We may not allow a change to your death benefit option if it reduces the target death benefit below the minimum we require to issue your policy.

You may change from death benefit option 1 to option 2, from option 2 to option 1, or from option 3 to option 1. YOU MAY NOT CHANGE FROM DEATH BENEFIT OPTION 1 OR 2 TO OPTION 3, OR FROM OPTION 3 TO OPTION 2.

For you to change from death benefit option 1 to option 2, we may require proof that the insured person is insurable under our normal rules of underwriting.

On the effective date of your option change, your stated death benefit is changed as follows:



Change          Change          Stated Death Benefit
 From             To            Following Change:
 ----             --            -----------------

Option 1        Option 2        your stated death benefit
                                before the change minus
                                your account value as of the
                                effective date of the change.

Option 2        Option 1        your stated death benefit
                                before the change plus your
                                account value as of the
                                effective date of the change.

Option 3        Option 1        your stated death benefit
                                before the change plus the
                                sum of the premiums we
                                receive, minus partial
                                withdrawals you have taken
                                as of the effective date of the
                                change.


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Strategic Benefit                     22

We increase or decrease your stated death benefit to keep the net amount at risk the same on the date of your death benefit option change. There is no change to the amount of coverage under your adjustable term insurance rider. SEE COST OF INSURANCE CHARGE, PAGE 38.

If you change your death benefit option, we adjust the stated death benefit for each of your segments by allocating your account value to each benefit segment. For example, if you change from death benefit option 1 to option 2, your stated death benefit is decreased by the amount of your account value allocation to that segment. If you change from death benefit option 2 to option 1, your stated death benefit is increased by the amount allocated to that segment.

CHANGES IN DEATH BENEFIT AMOUNTS

You may increase your target or stated death benefit while your policy is in force and before the policy anniversary when the insured person turns age 85. You may request a decrease in the stated death benefit only after your first policy anniversary.

Contact your agent/registered representative or our customer service center to request an increase or decrease in death benefit. The change is effective as of the next monthly processing date after we approve your request. Your requested change must be for at least $1,000.

After we make your requested change, we will send you a new schedule page. Keep it with your policy. Or we may ask you to send your policy to us so that we can make the change for you.

We may not approve a requested change if it will disqualify your policy as life insurance under federal income tax law. If we disapprove a change for any reason, we provide you with a notice of our decision. SEE TAX CONSIDERATIONS, PAGE 40.

If you decrease your death benefit, you may not decrease your target death benefit below the minimum we require to issue your policy.

There may be tax consequences as a result of a decrease in your death benefit. SEE TAX STATUS OF THE POLICY, PAGE 40 AND MODIFIED ENDOWMENT CONTRACTS, PAGE 42.

Requested reductions in the death benefit amount will first decrease the target death benefit. We decrease your stated death benefit only after your adjustable term insurance rider coverage is reduced to zero. If you have more than one segment, we divide decreases in stated death benefit among your benefit segments pro rata unless state law requires differently.

You must provide satisfactory evidence that the insured person is still insurable in order to increase your death benefit. Unless you tell us differently, we assume a request to increase your target death benefit is also a request for an increase to the stated death benefit. Thus, the amount of your adjustable term insurance rider will not change. You may change your target death benefit once in a policy year.

The initial death benefit segment, or first segment, is the stated death benefit on the effective date of your policy. An increase in the stated death benefit (other than one caused by an option change) will create a new segment. The segment year begins on the segment effective date and ends one year later. Once we create a new segment, it is permanent unless state law requires differently.

Each new segment may have:
     o    a new sales charge;
     o    a new deferred sales charge;
     o    new cost of insurance charges, guaranteed and current;
     o    a new incontestability period;
     o    a new suicide exclusion period; and
     o    a new target premium.

Premiums you pay after an increase are applied to your policy segments in the same proportion as the target premium for each segment bears to the sum of the target premium for all segments. For each coverage segment, your schedule shows your target premium which is used to determine your initial sales charge and deferred sales charge.


ADJUSTABLE TERM INSURANCE RIDER

You may increase your death proceeds by adding an adjustable term insurance rider to your policy. This rider enables you to schedule the death benefit based




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Strategic Benefit                     23
on anticipated needs. As the name suggests, the adjustable term insurance rider adjusts over time to maintain your desired level of coverage.

You specify a target death benefit when you apply for this rider. The target death benefit can be level for the life of your policy or scheduled to change at the beginning of a policy year(s). SEE DEATH BENEFITS, PAGE 19.

The adjustable term insurance rider death benefit is the difference between your target death benefit and your base death benefit. The death benefit automatically adjusts daily as your base death benefit changes. Total death benefit depends on which death benefit option is in effect:

 OPTION 1: If option 1 is in effect, the total death benefit is the greater of:

     a.   the target death benefit; or
     b. the account value multiplied by the appropriate factor from the death benefit corridor factors in the policy.

 OPTION 2: If option 2 is in effect, the total death benefit is the greater of:

     a.   the target death benefit plus the account value; or
     b. the account value multiplied by the appropriate factor from the death benefit corridor factors in the policy.

 OPTION 3: If option 3 is in effect, the total death benefit is the greater of:

     a. the target death benefit plus the sum of the premiums we receive minus partial withdrawals you have taken; or
     b. the account value multiplied by the appropriate factor from the death benefit corridor factors in the policy.

For example, under option 1, assume your base death benefit changes as a result of changes in your account value. The adjustable term insurance rider adjusts to provide death proceeds equal to your target death benefit in each year:


Base Death              Target Death            Adjustable Term
 Benefit                Benefit                 Insurance Rider Amount
 -------                -------                 ----------------------

$201,500                $250,000                $48,500
 202,500                 250,000                 47,500
 202,250                 250,000                 47,750

It is possible that the amount of your adjustable term insurance may be zero if your base death benefit increases enough. Using the same example, if the base death benefit under your policy grew to $250,000 or more, the adjustable term insurance coverage would be zero.

Even when the adjustable term insurance is reduced to zero, your rider remains in effect until you remove it from your policy. Therefore, if later the base death benefit drops below your target death benefit, the adjustable term insurance rider coverage reappears to maintain your target death benefit.

You may change the target death benefit schedule after it is issued, based on our rules. SEE CHANGES IN DEATH BENEFIT AMOUNTS, PAGE 22.

We may deny future, scheduled increases to your target death benefit if you cancel a scheduled change, or if you ask for an unscheduled decrease in your target death benefit.

Partial withdrawals, changes from death benefit option 1 to option 2 and base decreases may reduce the amount of your target death benefit. SEE PARTIAL WITHDRAWALS, PAGE 29, AND CHANGES IN DEATH BENEFIT OPTIONS, PAGE 21.

There is no defined premium for a given amount of adjustable term insurance coverage. Instead, we deduct a monthly cost of insurance charge from your account value. The cost of insurance for this rider is calculated as the monthly cost of insurance rate for the rider coverage multiplied by the adjustable term death benefit in effect that month. The cost of insurance rates will be determined by us from time to time. They are based on the issue age, gender, and rating of the person insured, as well as the length of time since your policy date. The monthly guaranteed maximum cost of insurance rates for this rider will be in your policy. SEE COST OF INSURANCE CHARGE, PAGE 38.

The only charge for this coverage is the cost of insurance charge. The total charges that you pay may be less if you have greater coverage under an adjustable term insurance rider rather than base death benefit. If the target death benefit is increased by you after the rider is issued, we use the same


--------------------------------------------------------------------------------
Strategic Benefit                     24
cost of insurance rate schedule for the entire coverage for this rider. These rates are based on the original rating even though new evidence of insurability is given to us for the increased schedule.

Not all policy features apply to the adjustable term insurance rider. Under this rider, there is no surrender value and a policy loan is not available. The adjustable term insurance rider does not contribute to the policy account value nor to investment performance under your policy. The adjustable term insurance rider provides benefits only at the insured person's death.

SPECIAL FEATURES

DESIGNATED DEDUCTION OPTION

You may designate an investment option from which we will take your monthly charges and deferred sales charge. You may make this designation at any time. You may not use the loan division as your designated deduction option.

If you do not choose a designated deduction option, or if the amount in your designated deduction option is not enough to cover deductions and charges, the charges will be taken from the variable and guaranteed interest divisions in the same proportion that your account value in each has to your total net account value as of the monthly processing date.

If you change your designated deduction option, we consider it a premium allocation change for which there may be a charge. SEE POLICY TRANSACTION FEES, PAGE 39.

RIGHT TO EXCHANGE POLICY

During the first 24 months after your policy date, you have the right to exchange your policy for a guaranteed policy, unless state law requires differently. We transfer the amount you have in the variable division to the guaranteed interest division. We allocate all future net premiums to the guaranteed interest division. We do not allow future payments or transfers to the variable division after you exercise this right. We will not charge you for this exchange. SEE GUARANTEED INTEREST DIVISION, PAGE 15.

POLICY MATURITY

If the insured person reaches age 100 and you do not want the continuation of coverage feature, you may surrender your policy for the net account value. Your policy then ends. Some part of this payment may be taxable. You should consult your tax adviser.

CONTINUATION OF COVERAGE

The continuation of coverage feature allows your insurance coverage to continue beyond policy maturity. If you allow the continuation of coverage feature to become effective, we:
     o transfer your net account value (excluding the amount in the loan division) into the guaranteed interest division;
     o charge a one-time $200 administrative fee to your policy to cover future expenses;
     o terminate the adjustable term insurance rider and the target death benefit becomes the stated death benefit;
     o convert death benefit option 2 or option 3 to death benefit option 1, if applicable; and
     o    terminate investment features.

Your insurance coverage continues until the insured person's death, unless your policy lapses or is surrendered. However, we deduct no further charges and your monthly deductions cease. SEE CONTINUATION OF COVERAGE ADMINISTRATIVE FEE, PAGE 39.

Your net account value may not be transferred into the variable division during the continuation of coverage period, but you may take policy loans or partial withdrawals.

If you have an outstanding policy loan, interest continues to accrue. If you fail to make sufficient loan or loan interest payments, it is possible that the loan balance plus accrued interest may become greater than your account value and cause your policy to lapse. To avoid this, you may repay loans and make loan interest payments during the continuation of coverage period.

If you wish to stop coverage after the continuation of coverage feature begins, you may surrender your policy and receive the net account value. All other consequences of surrender apply. SEE SURRENDER, PAGE 31.

The continuation of coverage feature may not be available in all states. If a state has approved this feature, it is automatic and you do not need to take any action to activate it.

The tax consequences of coverage continuing beyond when the insured person reaches age 100 are uncertain. You should consult a tax adviser as to those consequences.


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Strategic Benefit                     25

POLICY VALUES

ACCOUNT VALUE

Your account value is the total amount you have in the guaranteed interest division, the variable division, and the loan division. Your account value reflects:
     o    net premiums applied;
     o    charges deducted;
     o    withdrawals taken;
     o    investment performance of the variable investment options;
     o    interest earned on the guaranteed interest division; and
     o    interest earned on the loan division.

NET ACCOUNT VALUE

Your policy's net account value is your account value minus the amount of your outstanding policy loan and accrued loan interest, if any. Your surrender value is the same as your net account value.

DETERMINING THE VALUE IN THE VARIABLE DIVISION

The amounts in the variable division are measured by accumulation units and accumulation unit values. The value of a variable investment option is the accumulation unit value for that option multiplied by the number of accumulation units you own in that option.

The accumulation unit value is the value determined on each valuation date. The accumulation unit value of each variable investment option varies with the investment performance of the underlying portfolio. It reflects:
     o    investment income;
     o    realized and unrealized gains and losses; and
     o    investment portfolio expenses.

Each variable investment option has a different accumulation unit value.

A valuation date is one on which the net asset value of the investment portfolio shares and unit values of the variable investment options are determined. Valuation dates are each day the New York Stock Exchange and the company's customer service center are open for business, except for days on which a corresponding investment portfolio does not value its shares, or any other day as required by law. Each valuation date ends at 4 p.m. Eastern Time. Our customer service center may not be open for business on: New Year's Day, Martin Luther King, Jr.'s birthday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, the day after Thanksgiving, Christmas Day and the day before or after Christmas.

You purchase accumulation units when you allocate premium or make transfers to a variable investment option.This includes transfers from the loan division.

We redeem accumulation units:
     o    when you take a partial withdrawal;
     o when amounts are transferred from a variable investment option (including transfers to the loan division);
     o    for the monthly deductions from your account value;
     o    for policy transaction charges;
     o    when you surrender your policy; and
     o    to pay the death proceeds.

To calculate the number of accumulation units purchased or redeemed we:
     o    divide the dollar amount of your transaction by:
     o the accumulation unit value calculated at the close of business on the valuation date of the transaction.

SEE HOW WE CALCULATE ACCUMULATION UNIT VALUES,
PAGE 26.

The date of a transaction is the date we receive your premium or transaction request at our customer service center, so long as the date of receipt is a valuation date. We use the accumulation unit value which is next calculated after we receive your premium or transaction request and we use the number of accumulation units attributable to your policy on the date of receipt.

We take monthly deductions from your account value as of the monthly processing date. If your monthly processing date is not a valuation date, the monthly deduction is processed on the next valuation date.

The value of amounts allocated to the variable investment option goes up or down depending on investment performance.


--------------------------------------------------------------------------------
Strategic Benefit                     26

FOR AMOUNTS IN THE VARIABLE INVESTMENT OPTIONS, THERE IS NO GUARANTEED MINIMUM CASH VALUE.

HOW WE CALCULATE ACCUMULATION UNIT VALUES

We determine accumulation unit values on each valuation date.

We generally set the accumulation unit value for a variable investment option at $10 when the investment option is first opened. After that, the accumulation unit value on any valuation date is:
     o the accumulation unit value for the preceding valuation date multiplied by
     o the accumulation experience factor for that variable investment option for the valuation period.

Every valuation period begins at 4:00 p.m. Eastern time on a valuation date and ends at 4:00 p.m. Eastern time on the next valuation date.

We calculate an accumulation experience factor for each variable investment option every valuation date as follows:
     o We take the share value of the underlying portfolio shares in the variable investment option as reported to us by the investment portfolio managers as of the close of business on that valuation date.
     o We add dividends or capital gain distributions declared per share and reinvested by the investment portfolio on the date that the share value is affected. If applicable, we subtract a charge for taxes from this amount.
     o We divide the remaining amount by the value of the shares in the underlying investment portfolio for the variable investment option at the close of business on the previous valuation date.


TRANSFERS OF ACCOUNT VALUE

You may make twelve free transfers among the variable investment options, or the guaranteed interest division, in each policy year. You may not make transfers until after your free look period ends if your state requires a refund of premium during the free look period.

We do not limit your number of transfers, but we charge a $10 fee for each transfer after the first twelve in a policy year. We do not include transfers for automatic rebalancing or dollar cost averaging toward your twelve free transfers. You may not make transfers during the continuation of coverage period. SEE POLICY TRANSACTION FEES, PAGE 39 AND CONTINUATION OF COVERAGE, PAGE 24.

You may make transfer requests in writing, or by telephone if you have telephone privileges, to our customer service center. Your transfer takes effect on the valuation date we receive your request.The minimum amount you may transfer is $100.

This minimum does not need to come from one investment option or be transferred to one investment option as long as the total amount you transfer is at least $100. However, if the amount remaining in a variable investment option is less than $100 when you make a transfer request, we transfer the entire amount out of that variable investment option.

EXCESSIVE TRADING

Excessive trading activity can disrupt investment portfolio management strategies and increase portfolio expenses by causing:
     o    increased trading and transaction costs;
     o    disruption of planned investment strategies;
     o    forced and unplanned portfolio turnover;
     o    lost opportunity costs; and
     o large asset swings that decrease the portfolio's ability to provide maximum investment return to all policyowners.

In response to excessive trading, we may place restrictions or refuse transfers made by third-party agents acting on behalf of owners such as a market timing service. We will refuse or place restrictions on transfers when we determine, in our sole discretion, that transfers are harmful to the investment portfolios, or to policyowners as a whole.

GUARANTEED INTEREST DIVISION TRANSFERS

Transfers into the guaranteed interest division are not restricted.

You may transfer from the guaranteed interest division only in the first 30 days of each policy year. Transfer requests received within 30 days before your policy anniversary will occur on your policy anniversary. A request received by us within 30 days after your policy anniversary is effective as of the valuation date we receive it. Transfer requests made at any other time will not be processed.




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Transfers from the guaranteed interest division are limited to the largest of:
     o 25% of your guaranteed interest division balance at the time of your first transfer or withdrawal out of it in that policy year;
     o the sum of the amounts you have transferred and withdrawn from the guaranteed interest division in the prior policy year; or
     o    $100.


DOLLAR COST AVERAGING

You can elect dollar cost averaging if your policy has at least $10,000 invested in a qualifying source portfolio, either the Liquid Asset Portfolio or the Limited Maturity Bond Portfolio. The main goal of dollar cost averaging is to protect your policy values from short-term price changes.

DOLLAR COST AVERAGING DOES NOT ASSURE A PROFIT NOR DOES IT PROTECT YOU AGAINST A LOSS IN A DECLINING MARKET.

This systematic plan of transferring account values is intended to reduce the risk of investing too much when the price of a portfolio's shares is high. It also reduces the risk of investing too little when the price of an investment portfolio's shares is low. Since you transfer the same dollar amount to these investment options each period, you purchase more units when the unit value is low, and you purchase fewer units when the unit value is high.

You may add dollar cost averaging to your policy at any time. The first dollar cost averaging date must be at least one day after we receive your dollar cost averaging request. Dollar cost averaging begins after the end of your free look period if your state requires a refund of all premium during the free look period.

With dollar cost averaging, you designate either a dollar amount, or a percentage of your account value, for automatic transfer from qualifying source portfolios. Each period, we automatically transfer the amount you select from your chosen source portfolio to one or more other variable investment options. You may not make transfers to or from the guaranteed interest division or the loan division under dollar cost averaging.

The minimum percentage you may transfer to one investment option is 1% of the total amount you transfer. You must transfer at least $100 on each dollar cost averaging transfer date.

Dollar cost averaging may occur on the same day of the month on a monthly, quarterly, semi-annual or annual basis. Unless you tell us otherwise, dollar cost averaging automatically takes place monthly, on your monthly processing date.

We do not count dollar cost averaging transfers toward your twelve free transfers per policy year. There is no charge for this feature.

You may have both dollar cost averaging and automatic rebalancing at the same time. However, your dollar cost averaging source portfolios cannot be included in your automatic rebalancing allocation program.

CHANGING DOLLAR COST AVERAGING

You may change your dollar cost averaging program once per policy year. If you have telephone privileges, you may change the program by telephoning our customer service center. SEE TELEPHONE PRIVILEGES, PAGE 34.

TERMINATING DOLLAR COST AVERAGING

You may cancel dollar cost averaging by sending satisfactory notice to our customer service center. We must receive it at least one day before the next dollar cost averaging date.

Dollar cost averaging will terminate if:
     o    you specify a termination date; or
     o    your balance in the source portfolio reaches a dollar amount you set;
          or
     o the amount in the source portfolio is equal to or less than the amount to be transferred. We will transfer the remaining amount and end dollar cost averaging.


AUTOMATIC REBALANCING

Automatic rebalancing is a method of maintaining a consistent approach to investing account value over time, and simplifying the process of asset allocation among your chosen investment options.




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Transfers made for automatic rebalancing do not count toward your twelve free transfers per policy year. There is no charge for this feature.

If you choose this feature, on each rebalancing date we transfer amounts among the investment options to match your pre-set automatic rebalancing allocation. After the transfer, the ratio of your account value in each investment option to your total account value for all investment options included in automatic rebalancing matches the automatic rebalancing allocation percentage you set for that investment option. This action rebalances the amounts in the investment options that do not match your set allocation. This mismatch can happen if an investment option outperforms other investment options for that time period.
You may choose automatic rebalancing on your application or later by completing our customer service form. Automatic rebalancing may occur on the same day of the month on a monthly, quarterly, semi-annual or annual basis. If you do not specify a frequency, automatic rebalancing will occur quarterly.

The first transfer occurs on the date you select (after your free look period ends if your state requires return of premium during the free look period). If you do not request a date, processing is on the last valuation date of the calendar quarter in which we receive your request.

You may have both automatic rebalancing and dollar cost averaging at the same time. However, the source portfolios for your dollar cost averaging cannot be included in your automatic rebalancing program. You may not include the loan division.

CHANGING AUTOMATIC REBALANCING

You may change your allocation percentages for automatic rebalancing at any time. Your allocation change is effective on the valuation date that we receive it at our customer service center. If you reduce the amount allocated to the guaranteed interest division, it is considered a transfer from that division. You must meet the requirements for the maximum transfer amount and time limitations on transfers from the guaranteed interest division. SEE TRANSFERS OF ACCOUNT VALUE, PAGE 26.

TERMINATING AUTOMATIC REBALANCING

You may terminate automatic rebalancing at any time, as long as we receive your notice of termination at least one day before the next automatic rebalancing date.


POLICY LOANS

You may borrow from your policy at any time after the first monthly processing date by using your policy as security for a loan, or as otherwise required by law. The amount you borrow (policy loan) is:
     o    the total amount you borrow; plus
     o    loan interest that is capitalized when due; minus
     o    loan repayments you make.

Unless state law requires differently, a new policy loan must be at least $100. The maximum amount you can borrow on any valuation date, unless required differently by state law, is your net account value minus the monthly deductions to your next policy anniversary or 13 monthly deductions if you take a loan within thirty days before your next policy anniversary.

Your request for a policy loan must be directed to our customer service center. If you have telephone privileges, you may request a policy loan for less than $25,000 by telephone. SEE TELEPHONE PRIVILEGES, PAGE 34.

When you request a loan you may specify one investment option from which the loan will be taken. If you do not specify one, the loan will be taken proportionately from each active investment option you have, including the guaranteed interest division.

When you take a policy loan, we transfer an amount equal to your policy loan from the specified investment option or proportionately from the variable and the guaranteed interest divisions to the loan division. We follow this same process for loan interest due at your policy anniversary. The loan division is part of our general account, specifically designed to hold collateral for policy loans and interest. We credit the loan division with interest at an annual rate of 3%.

Loan interest charges on your policy loan accrue daily at an annual interest rate of 3.25%. Interest is due in arrears on each policy anniversary. If you do not pay it when it is due, we add it to your policy loan balance.

If you request an additional loan, we add the new loan amount to your existing policy loan. This way, there is only one loan outstanding on your policy at any time.


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LOAN REPAYMENT

You may repay your policy loan at any time. We assume that payments you make, other than scheduled premiums, are policy loan repayments. You must tell us if you want additional payments to be premium payments.

When you make a loan repayment, we transfer an amount equal to your repayment from the loan division to the variable investment options and the guaranteed interest division in the same proportion as your current premium allocation, unless you tell us otherwise.

EFFECTS OF A POLICY LOAN

Taking a loan decreases the amount you have in the investment options. Accruing loan interest will change your net account value as compared to what it would have been if you did not take a loan.

Even if you repay your loan, it has a permanent effect on your account value. The benefits under your policy may be affected.

The loan is a first lien on your policy. If you do not repay your policy loan, we deduct your outstanding policy loan and accrued loan interest from the death proceeds or the surrender value payable.

A policy loan may cause your policy to lapse if your account value minus your policy loan balance and accrued loan interest is not enough to cover your monthly deductions. Policy loans may have tax consequences. If your policy lapses with a loan outstanding, you may have further tax consequences. SEE DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM MODIFIED ENDOWMENT CONTRACTS, PAGE 42, AND DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM POLICIES THAT ARE NOT MODIFIED ENDOWMENT CONTRACTS, PAGE 42.

If you use the continuation of coverage feature and you have a policy loan, loan interest continues to accrue.


PARTIAL WITHDRAWALS

You may request a partial withdrawal to be processed on any valuation date after your first policy anniversary by contacting our customer service center. You make a partial withdrawal when you withdraw part of your net account value. If your request is by telephone, the partial withdrawal must be for an amount less than $25,000 and may not cause a decrease in your death benefit. Otherwise, your request must be in writing. SEE TELEPHONE PRIVILEGES, PAGE 34.

You may take only one partial withdrawal per policy year. The minimum partial withdrawal amount is $100. The maximum partial withdrawal you may take is the amount which leaves $500 as your net account value. If you request a withdrawal of more than this maximum, we require you to surrender your policy or reduce the withdrawal. When you take a partial withdrawal, we deduct your withdrawal amount plus a service fee from your account value. SEE CHARGES, PAGE 37.

Partial withdrawals do not reduce the stated death benefit if your base death benefit has been increased to qualify your policy as life insurance under the federal income tax laws and if you withdraw an amount that is no greater than the amount that reduces your account value to a level which no longer requires your base death benefit to be increased to qualify as life insurance for federal income tax law purposes. SEE TAX STATUS OF THE POLICY, PAGE 40.

We require a minimum target death benefit to issue your policy. You are not allowed to take a partial withdrawal if it reduces your target death benefit below this minimum. SEE GROUP OR SPONSORED ARRANGEMENTS OR CORPORATE PURCHASERS, PAGE 40.

PARTIAL WITHDRAWAL MECHANICS

We will make a partial withdrawal from the guaranteed interest division and the variable investment options in the same proportion that each has to your net account value immediately before your withdrawal or, you may select one investment option from which your partial withdrawal will be taken. If you select the guaranteed interest division, however, the amount withdrawn from it may not be more than your total withdrawal multiplied by the ratio of your account value in the guaranteed interest division to your total net account value immediately before the partial withdrawal transaction.

Partial withdrawals may have adverse tax consequences. SEE DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM MODIFIED ENDOWMENT CONTRACTS, PAGE 42, AND




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DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM POLICIES THAT ARE NOT MODIFIED
ENDOWMENT CONTRACTS, PAGE 42.

PARTIAL WITHDRAWALS UNDER DEATH BENEFIT OPTION 1

If you selected death benefit option 1, no more than fifteen years have passed since your policy date and the insured person is not yet age 81, you may make a partial withdrawal of up to the greater of 10% of your account value, or 5% of your stated death benefit without decreasing your stated death benefit.

Otherwise amounts you withdraw will reduce your stated death benefit by the amount of the withdrawal unless your policy death benefit has been increased to satisfy the federal income tax definition of life insurance. If your policy death benefit has been increased to satisfy the federal income tax definition of life insurance then at least part of your partial withdrawal may be made without reducing your stated death benefit.

PARTIAL WITHDRAWALS UNDER DEATH BENEFIT OPTION 2

If you have selected death benefit option 2, a partial withdrawal does not reduce your stated death benefit or target death benefit. However, we reduce the total death benefit by at least the partial withdrawal amount.

PARTIAL WITHDRAWALS UNDER DEATH BENEFIT OPTION 3

If you have selected death benefit option 3 and your partial withdrawal is less than the total of premiums we received minus the total of your prior partial withdrawals, then your stated death benefit will not be reduced. However, your total death benefit will be reduced by at least the amount of your partial withdrawal.

If your partial withdrawal is more than the amount of premiums we received minus the total of your prior partial withdrawals, then a two step process is used:

     1. Your withdrawal of the amount that makes premiums paid minus all partial withdrawals equal to zero is taken; then

     2. The excess withdrawal amount you requested will reduce your stated death benefit if:
          o the excess amount is greater than 10% of your account value after step 1 above; or
          o the excess amount is greater than 5% of your stated death benefit; or
          o    more than 15 years have passed since your policy date; or
          o    the insured person is 81 years of age or older.

STATED DEATH BENEFIT AND TARGET DEATH BENEFIT REDUCTIONS

Generally, we reduce the stated death benefit by the amount of the partial withdrawal. A partial withdrawal may reduce your target death benefit.

LAPSE

Your insurance coverage continues as long as your net account value is enough to pay your deductions each month. If you have an outstanding policy loan, your policy will lapse if the loan plus accrued interest is more than your account value. Thus, during the continuation of coverage period, the policy could lapse if there is an outstanding policy loan even though there are no further monthly deductions.

GRACE PERIOD

Your policy enters a 61-day grace period if, on a monthly processing date your net account value is zero (or less).

We notify you that the policy is in a grace period at least 30 days before it ends. We send this notice to you (or a person to whom you have assigned your policy) at your last known address in our records. We notify you of the premium payment necessary to prevent your policy from lapsing. This amount generally is the past due charges, plus the amount that covers your estimated monthly policy and rider deductions for the next two months. If the insured person dies during the grace period, we do pay death proceeds to your beneficiary(ies) with reductions for your policy loan balance, accrued loan interest, and monthly deductions owed.

If we receive payment of the required amount before the end of the grace period, we apply it to your account value in the same manner as your other premium payments. We then deduct the overdue amounts from your account balance.

If you do not pay the full amount within the 61-day grace period, your policy (and rider) lapse without value. We withdraw your remaining account balance from the variable and guaranteed interest divisions. We deduct amounts you owe us and inform you that your policy has ended.






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REINSTATEMENT

If you do not pay enough premium before the end of the grace period, your policy lapses. You may still reinstate your policy and rider within five years of the end of the grace period.

Unless state law requires differently, we will reinstate your policy and rider if:
     o    you are the owner and you have not surrendered your policy;
     o you provide satisfactory evidence that the insured person is still insurable according to our normal rules of underwriting; and
     o we receive enough premium to keep your policy and rider in force from the beginning to the end of the grace period and for two months after the reinstatement date.

Reinstatement is effective as of the monthly processing date following our approval of your reinstatement application. If you had a policy loan when coverage ended, we reinstate it with accrued loan interest to the date of lapse. The cost of insurance charges at the time of reinstatement are adjusted to reflect the time since the lapse.

We apply net premiums received after reinstatement according to your most recent premium allocation instructions which may be those in effect at the start of the grace period.


SURRENDER

You may surrender your policy for its surrender value any time while the insured person is living. You will need to send a written request and your policy or a lost policy form to our customer service center.

We compute your surrender value as of the valuation date we receive your surrender request and policy. All insurance coverage ends on the date we receive your surrender request and policy. SEE POLICY VALUES, PAGE 8 AND SETTLEMENT PROVISIONS, PAGE 35.

We do not pro-rate or add back charges or expenses which we deducted before your surrender to your account value. You may elect to have your surrender value paid as other than one payment. SEE SETTLEMENT PROVISIONS, PAGE 35.

A surrender of your policy may have adverse tax consequences. SEE DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM MODIFIED ENDOWMENT CONTRACTS, PAGE 42, AND DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM POLICIES THAT ARE NOT MODIFIED ENDOWMENT CONTRACTS, PAGE 42.

GENERAL POLICY PROVISIONS

FREE LOOK PERIOD

You have the right to examine your policy and return it (for any reason) to us within the period shown in the policy. The right to examine your policy (also called free look period) starts on the date you receive it. If you return your policy to us within your state's specified time limit, we cancel it as of your policy date.

If you cancel your policy during this free look period, you will receive a refund as determined by state law. Generally, there are two types of free look refunds:
     o    some states require a return of all premiums received; and
     o others require payment of account value plus a refund of all charges deducted.

Your policy will specify what type of free look refund applies in your state. The type of free look refund will affect when premium we receive before the end of the free look period is invested into the variable investment options. SEE ALLOCATION OF NET PREMIUMS, PAGE 18.

YOUR POLICY

Some groups under this policy may choose to use a master policy with policy certificates, rather than a series of individual policies.

The contract between you and us is the combination of:
othe policy (or certificate);
     o a copy of your original application and any applications for benefit increases or decreases;
     o    the adjustable term insurance rider;


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Strategic Benefit                     32

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     o    endorsements;
     o    schedule pages; and
     o    reinstatement applications.

If you make a change to your coverage, we give you a copy of your changed application and new schedules. If you send your policy to us, we attach these items to your policy and return it to you. Otherwise, you need to attach them to your policy.

Unless there is fraud, we consider all statements made in an application to be representations and not guarantees. We use no statement to deny a claim, unless it is in an application.

A president or another officer of our company and our secretary or assistant secretary must sign all changes or amendments to your policy. No other person may change its terms or conditions.

GUARANTEED ISSUE

We offer this policy only on a guaranteed issue basis, up to a preset face amount with evidence of insurability.

AGE

We issue your policy at the insured person's age (stated in your policy schedule) based on the nearest birth date to the policy date. We determine the insured person's age at any given time by adding the number of completed policy years to the age calculated at issue. At issue, the insured person must be no less than age 15 and no more than age 85.

OWNERSHIP

The original owner is the person named as the owner in the policy application. The owner can exercise all rights and receive benefits during the life of the insured person. This includes the right to change the owner, beneficiaries, or method designated to pay proceeds.

As a matter of law, all rights of ownership are limited by the rights of any person who has been assigned rights under the policy, and any irrevocable beneficiary(ies).

You may name a new owner by giving us written notice. The effective date of the change to the new owner is the date the prior owner signs the notice. However, we will not be liable for any action we take before a change is recorded at our customer service center. A change in ownership may cause the prior owner to recognize taxable income on gain under the policy.

BENEFICIARY(IES)

You, as owner, name the beneficiary(ies) when you apply for your policy. The primary beneficiary(ies) who survives the insured person receives the death proceeds. Other surviving beneficiaries receive death proceeds only if there is no surviving primary beneficiary(ies). If more than one beneficiary(ies) survives the insured person, they share the death proceeds equally, unless you specify otherwise. If none of your policy beneficiaries has survived the insured person, we pay the death proceeds to you or to your estate, as owner.

You may name a new beneficiary(ies) during the insured person's lifetime. We pay death proceeds to the beneficiary(ies) whom you have most recently named and whom we have on record. We do not make payments to multiple sets of beneficiaries.

COLLATERAL ASSIGNMENT

You may assign your policy by sending written notice to us. After we record the assignment, your rights as owner and the beneficiary's(ies') rights (unless the beneficiary(ies) was made an irrevocable beneficiary(ies) under an earlier assignment) are subject to the assignment. It is your responsibility to make sure the assignment is valid.

INCONTESTABILITY

After your policy has been in force and the insured person is alive for two years from your policy date, and from the effective date of any new segment or an increase in any other benefit, we will not question the validity of statements in your applicable application.


MISSTATEMENTS OF AGE OR GENDER

If the insured person's age or gender has been misstated, we adjust the death benefit. We adjust it to the amount which would have been purchased for the insured person's correct age and gender. We base the adjusted death benefit on the cost of insurance charges deducted from your account value on the last monthly processing date before the insured person's death, or as required by state law.

If unisex cost of insurance rates apply, we do not make adjustments for a misstatement of gender.


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SUICIDE

If the insured person commits suicide, while sane or insane within two years of your policy date, unless otherwise required by state law, we limit the death benefit to:

     1.   the total of all premium payments we receive to the time of death;
          minus

     2.   the outstanding policy loan balance and accrued loan interest; minus

     3.   partial withdrawals taken.

If the person insured under the policy changed, and the new insured person dies by suicide within two years of the change date, we limit the death benefit to:

     1.   your net account value as of the change date; plus

     2.   the premiums we received since the change; minus

     3. increases in the policy loan balance, accrued loan interest, and partial withdrawals since the change date.

We make a limited payment to the beneficiary(ies) for a new segment or other increase if the insured person commits suicide, while sane or insane within two years of the effective date of a new segment, or within two years of an increase in any other benefit, unless otherwise required by state law. The limited payment is equal to the cost of insurance and monthly expense charges which were deducted for the increase.

TRANSACTION PROCESSING

Generally, within seven days of when we receive all information required to process a payment, we pay:
     o    death proceeds;
     o    surrender value;
     o    partial withdrawals; and
     o    loan proceeds.

We may delay processing these transactions if:
     o    the NYSE is closed for trading;
     o    trading on the NYSE is restricted by the SEC;
     o there is an emergency so that it is not reasonably possible to sell securities in the variable investment options or to determine the value of a variable investment option's assets; or
     o a governmental body with jurisdiction over the separate account allows suspension by its order.

SEC rules and regulations determine whether or not these conditions exist.

We execute transfers among the variable investment options as of the valuation date of our receipt of your request at our customer service center.

We determine death proceeds as of the date of the insured person's death.The death proceeds are not affected by subsequent changes in the value of the variable investment options. We pay interest at our stated rate (or at a higher rate if required by law) from the insured person's date of death to the date of payment.

We may delay payment from our guaranteed interest division for up to six months, unless state law requires otherwise, of:
     o    surrender proceeds;
     o    withdrawal amounts; or
     o    loan amounts.

If we delay payment more than 30 days, we pay interest at our declared rate (or at a higher rate if required by law) from the date we receive your request.

NOTIFICATION AND CLAIMS PROCEDURES

Except for certain authorized telephone requests, we must receive any election, designation, change, assignment or request in writing from the owner.

You must use a form acceptable to us. We are not liable for actions taken before we receive and record your notice. We may require you to return your policy for certain policy changes or if you surrender it.

If the insured person dies while your policy is in force, please let us know as soon as possible. We will send you instructions on how to make a claim. As proof of the deceased insured person's death, we may require proof of the deceased insured person's age, and a certified copy of the death certificate.


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The beneficiary(ies) and the deceased insured person's next of kin may need to sign authorization forms. These forms allow us to get information such as medical records from doctors and hospitals used by the deceased insured person.

TELEPHONE PRIVILEGES

Telephone privileges are automatically provided to you and your agent/registered representative unless you decline it on the application or contact our customer service center. Telephone privileges allow you or your agent/registered representative to call our customer service center to:
     o    make transfers;
     o    change premium allocations;
     o    change your dollar cost averaging and automatic rebalancing programs;
     o    request partial withdrawals; or
     o    request a policy loan.

Our customer service center uses reasonable procedures to make sure that instructions received by telephone are genuine. These procedures may include:
     o    requiring personal identification;
     o    providing written confirmation of transactions; and
     o    tape recording telephone calls.

By accepting telephone privileges, you authorize us to record your telephone calls with us. If we use reasonable procedures to confirm instructions, we are not liable for losses from unauthorized or fraudulent instructions. We may discontinue this privilege at any time.

NON-PARTICIPATION

Your policy does not participate in the surplus earnings of Security Life.

DISTRIBUTION OF THE POLICIES

The principal underwriter (distributor) for our policies is ING America Equities, Inc.ING America Equities, Inc. is a wholly owned subsidiary of Security Life.It is registered as a broker-dealer with the SEC and the NASD.We pay ING America Equities, Inc. under a distribution agreement.

We sell this policy exclusively through insurance licensed registered representatives of certain unaffiliated broker-dealers including Merrill Lynch, Pierce Fenner & Smith Incorporated.

These broker-dealers have entered into selling agreements with us. Under the selling agreement, we pay a distribution allowance to the broker-dealer, who pays commissions to the agent/registered representative who sells the policy. During the first policy or segment year, the distribution allowance is 5% of the premium we receive up to the target premium. There is no distribution allowance paid on premium received above target in the first policy or segment year or on any premium received after the first policy or segment year.

In addition, we make annual renewal payments to the broker-dealer based on a percentage of each policy's net account value. These payments are 1.00% in policy years one through ten, 0.75% in policy years eleven through twenty, and 0.20% in all later years.

We also pay wholesaler fees and training allowances.

We pay all distribution and other allowances from our resources which includes sales charges deducted from premiums.

ADVERTISING PRACTICES AND SALES LITERATURE

We may use advertisements and sales literature to promote this product, including:
     o articles on variable life insurance and other information published in business or financial publications;
     o    indices or rankings of investment securities; and
     o comparisons with other investment vehicles, including tax considerations.

We may use information regarding the past performance of the variable investment options. Past performance is not indicative of future performance of the investment options or the policies and is not reflective of the actual investment experience of policyowners.

We may feature certain investment options and their managers, as well as describe asset levels and sales volumes. We may refer to past, current, or prospective economic trends and investment performance or other information we believe may be of interest to our customers.

SETTLEMENT PROVISIONS

You may take your surrender value in other than one payment. Likewise, you may elect to have the beneficiary(ies) receive the death proceeds other than in one


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







payment, if you make this election during the insured person's lifetime. If you have not made this election, the beneficiary(ies) may do so within 60 days after we receive proof of the insured person's death.

The investment performance of the variable investment options does not affect payments under these settlement options. Instead, interest accrues at a fixed rate based on the option you choose. Payment options are subject to our rules at the time you make your selection. Currently periodic payment must be at least $20 and the total proceeds must be $2,000 or more.

Option I: Payouts for a Designated Period

Option II:  Life Income with Payouts Guaranteed for a Designated Period

Option III: Hold at Interest

Option IV:  Payouts of a Designated Amount

Option V: Other:options we offer at the time we pay the benefit.


ADMINISTRATIVE INFORMATION ABOUT THE POLICY

VOTING PRIVILEGES

We invest the variable investment option's assets in shares of investment portfolios. We are the legal owner of the shares held in the separate account and we have the right to vote on certain issues. Among other things, we may vote on issues described in the fund's current prospectus, or issues requiring a vote by shareholders under the Investment Company Act of 1940.

Even though we own the shares, we give you the opportunity to tell us how to vote the number of shares attributable to your policy. We count fractional shares. If you have a voting interest, we send you proxy material and a form on which to give us your instructions.

Each investment portfolio share has the right to one vote. The votes of all investment portfolio shares are cast together on a collective basis, except on issues for which the interests of the portfolios differ. In these cases, voting is done on a portfolio-by-portfolio basis.

Examples of issues that require a portfolio-by- portfolio vote are changes in the fundamental investment policy of a particular investment portfolio or approval of an investment advisory agreement.

We vote the shares in accordance with your instructions at meetings of investment portfolio shareholders. We vote any investment portfolio shares that are not attributable to policies and any investment portfolio shares for which the owner does not give us instructions in the same way we vote as if we did receive owner instructions.

We reserve the right to vote investment portfolio shares without getting instructions from policy owners if the federal securities laws, regulations, or their interpretations change to allow this.

You may instruct us only on matters relating to the investment portfolios corresponding to those in which you have invested assets as of the record date set by the investment portfolio's Board for the meeting. We determine the number of investment portfolio shares in each variable investment option for your policy by dividing your account value in that option by the net asset value of one share of the matching investment portfolio.

MATERIAL CONFLICTS

We are required to track events to identify material conflicts arising from using investment portfolios for both variable life and variable annuity separate accounts. The boards of the investment portfolios, Security Life, and other insurance companies participating in the investment portfolios, have this same duty. There may be a material conflict if:
     o    state insurance law or federal income tax law changes;
     o    investment management of an investment portfolio changes; or
     o voting instructions given by owners of variable life insurance policies and variable annuity contracts differ.

The investment portfolios may sell shares to certain qualified pension and retirement plans qualifying under Code Section 401. These include cash or deferred arrangements under Code Section 401(k). Therefore, there is a possibility that a material conflict may arise between the interests of owners in general, or between certain classes of owners, and these retirement plans or participants in these retirement plans.


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If there is a material conflict, we have the duty to determine appropriate action, including removing the portfolios involved from our variable investment options. We may take other action to protect policy owners. This could mean delays or interruptions of the variable operations.

When state insurance regulatory authorities require it, we may ignore voting instructions relating to changes in an investment portfolio's adviser or its investment policies. If we do ignore voting instructions, we give you a summary of our actions in our next semi-annual report to owners.

Under the Investment Company Act of 1940, we must get your approval for certain actions involving our separate account. In this case, you have one vote for every $100 of value you have in the variable division. We cast votes credited to amounts in the variable division, but not credited to policies, in the same proportion as votes cast by owners.

RIGHT TO CHANGE OPERATIONS

Subject to state limitations, we may from time to time make any of the following changes to our separate account:
     o    change the investment objective;
     o offer additional variable investment options which will invest in portfolios we find appropriate;
     o    eliminate variable investment options;
     o    combine two or more variable investment options;
     o substitute a new investment portfolio for an existing portfolio.A substitution may become necessary if, in our judgment:
          a)   a portfolio no longer suits the purposes of this policy;
          b)   there is a change in laws or regulations;
          c) there is a change in a portfolio's investment objectives or restrictions;
          d)   the portfolio is no longer available for investment; or
          e)   there is another reason we deem a substitution is appropriate;
     o    transfer assets related to your policy to another separate account;
     o    withdraw the separate account from registration under the 1940 Act;
     o operate the separate account as a management investment company under the 1940 Act;
     o cause one or more variable investment options to invest in a mutual fund other than, or in addition to, the investment portfolios;
     o    stop selling these policies;
     o end an employer or plan trustee agreement with us under the agreement's terms;
     o    limit or eliminate voting rights for the separate account; or
     o    make changes required by the 1940 Act, or its rules or regulations.

We will not make a change until it is effective with the SEC and approved by the appropriate state insurance departments, if necessary. We will notify you of changes. If you wish to transfer the amount you have in the affected investment option to another variable investment option, or to the guaranteed interest division, you may do so free of charge. Just notify us at our customer service center.

REPORTS TO OWNERS

At the end of each policy year we send a report to you that shows:
     o your total net policy death benefit (your stated death benefit plus adjustable term insurance rider death benefit, if any);
     o    your account value;
     o    your policy loan, if any, plus accrued interest;
     o    your surrender value;
     o    information about the variable investment options; and
     o your account transactions during the policy year showing net premiums, transfers, deductions, loan amounts and withdrawals.

We also send semi-annual reports with financial information on the investment portfolios, including a list of the investment holdings of each portfolio, to you.

We send confirmation notices to you throughout the year for certain policy transactions.


CHARGES AND DEDUCTIONS

The amount of a charge may not correspond to the cost incurred by us to provide the service or benefit. For example, the sales charges may not cover all of our sales and distribution expenses. Some proceeds from other charges, including the mortality and expense risk charge or cost of insurance charges, may be used to cover such expenses.


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DEDUCTIONS FROM PREMIUMS

We treat payments we receive as premium payments if the insured person is not yet age 100 and you do not have an outstanding policy loan. After we deduct certain expenses from your payment, we add the remaining net premium to your policy.

INITIAL SALES CHARGE AND DEFERRED SALES CHARGE

We deduct charges based on the amount of premium we receive each year your policy or segment is in effect. The sales charge (and deferred sales charge) helps cover our costs of distribution, preparing sales literature, promotion expenses and other direct and indirect expenses to sell the policy.

During the first policy or segment year, we do not deduct an initial sales charge from your premium payments. However, these payments will be used to calculate the deferred sales charge which is deducted at the beginning of policy or segment years two through eight. The amount of this annual deduction is 1.75% of premium paid during policy or segment year one, up to your policy's target premium (in your policy schedule pages), plus 1.60% of premium paid during policy or segment year one in excess of target. This deferred sales charge deduction ends after policy or segment year eight. Thus, first policy or segment year premiums, up to target, are subject to the highest rate of sales charge, equivalent to 12.25% over seven years (1.75% per year times 7 years).

During your second policy or segment year, and in each year thereafter, we deduct 0.5% of all premium payments we receive before we apply the premium to your policy. This deduction is the policy initial sales charge. Premium payments from which we deduct a sales charge are not subject to the deferred sales charge.


                SALES CHARGES
                    AS A
PREMIUM         PERCENTAGE OF
 PAID              PREMIUM              WHEN DEDUCTED

policy/segment      1.75%*              beginning of
year 1 up to                            policy/segment
target                                  years 2 - 8

policy/segment       1.6%*              beginning of
year 1 in                               policy/segment
excess of                               years 2 - 8
target

policy/segment       0.5%               upon receipt of
years 2+                                payment


* THESE ARE THE PERCENTAGES USED TO DETERMINE THE ANNUAL DEDUCTION. ONCE DETERMINED, THE ANNUAL DEDUCTION IS MADE ONCE EACH YEAR FOR SEVEN YEARS.

                              SALES CHARGE EXAMPLE
                    (BASED ON TWO YEARS OF PREMIUM PAYMENTS)

Assume a policy has a target premium of $8,000. Premium payments of $10,000 are made in each of the first two years and there has been no change in death benefit.

The $10,000 premium payment for the first year incurs an annual deferred sales charge of $172 deducted in years two through eight:
   1.75% of premium up to target plus 1.6% of premium payments over target [.0175 x $8,000 + (.016 x $2,000) = $172].

The deferred sales charge deduction is made on the monthly processing date at the policy (or segment) anniversary.

The $10,000 premium payment for the second year incurs a sales charge of $50 when it is received:
   0.5% of all premium [.005 x $10,000 = $50].


  Deducted       Deferred Sales          Sales Charge
During Policy    Charge on First        on Second Year
 or Segment       Year Premium             Premium
   Year            Of $10,000             Of $10,000

    1                  $0                    $0
    2                 $172                  $50
    3                 $172                   $0
    4                 $172                   $0
    5                 $172                   $0
    6                 $172                   $0
    7                 $172                   $0
    8                 $172                   $0
    9                  $0                    $0

TAX CHARGES

We pay state and local taxes in almost all states. These taxes vary in amount from state to state and may vary from jurisdiction to jurisdiction within a state. Currently, state and local taxes range from 0% to 5%. In the first policy





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or segment year, we deduct 2.5% of each premium payment up to target premium to cover these taxes. In subsequent years, we deduct 2.5% of all premium payments. This charge approximates the average tax rate we expect to pay.

To cover our estimated costs for the federal income tax treatment of deferred acquisition costs, we deduct 1.5% of each premium payment up to target premium in the first policy or segment year. In subsequent years, we deduct 1.5% of all premiums. This cost is determined solely by a portion of the amount of life insurance premiums we receive.

We reserve the right to increase or decrease this charge for state and local taxes if there are changes in the tax law, within limits set by state law. We also reserve the right to increase or decrease the charge for the federal income tax treatment of deferred acquisition costs based on any change in that cost to us.

MONTHLY DEDUCTIONS FROM ACCOUNT VALUE

We deduct charges from your account value on each monthly processing date.

MORTALITY AND EXPENSE RISK CHARGE

We deduct a charge each month for the mortality and expense risks we assume. The mortality risk we assume is that insured people, as a group, may live less time than we estimated. We assume risk that expenses we incur in issuing and administering the policies and in operating the variable investment options are greater than the amount we estimated when we set these charges.

This charge is based on the length of time your policy has been in effect and the amount you have in the variable investment options on the monthly processing date.

PERCENT OF VARIABLE DIVISION ACCOUNT VALUE


                MONTHLY                EQUIVALENT
 POLICY YEAR    CHARGE                 ANNUAL RATE

  1 - 10        0.07083%                0.85%
 11 - 20        0.05000%                0.60%
   21+          0.00417%                0.05%

MONTHLY ADMINISTRATIVE CHARGE

We deduct an administrative charge of $12 per month for the first policy year and $6 per month for each policy year beyond that. The monthly administrative charge is designed to compensate us for ongoing costs such as:
     o    premium billing and collections;
     o    claim processing;
     o    policy transactions;
     o    record keeping;
     o    reporting and communications with policy owners; and
     o    other expenses and overhead.

COST OF INSURANCE CHARGE

The cost of insurance charge compensates us for the ongoing costs of providing insurance coverage, including the expected cost of paying death proceeds that could be more than your account value.

The cost of insurance rates may depend on the characteristics of the group of insured people, such as ages, risk class, size of the group and the total premium the group pays.

The cost of insurance charge is our current monthly cost of insurance rate times the net amount at risk for each portion of your death benefit. We calculate the net amount at risk monthly, at the beginning of each policy month. For the base death benefit, the net amount at risk is calculated using the difference between the current base death benefit and your account value. We determine your account value after we deduct your policy charges due on that date, other than cost of insurance charges.

If your base death benefit at the beginning of a month increases (as a requirement of the federal income tax law definition of life insurance), the net amount at risk for your base death benefit for that month also increases. Because your target death benefit did not change, the net amount at risk for your adjustable term insurance rider decreases. The amount of your cost of insurance charge varies from month to month as a result of changes in your net amount at risk, changes in the death benefit and the increasing age of the insured person. We allocate the net amount at risk to all segments in the same proportion that each segment has to the total stated death benefit for all coverage as of the monthly processing date.

We apply unisex rates where appropriate under the law. This currently includes the State of Montana and policies purchased by employers and employee organizations in connection with employment-related insurance or benefit programs.


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Separate cost of insurance rates apply to each segment of the base death benefit and your adjustable term insurance rider.

Your cost of insurance rates may change from time to time however, they are never more than the guaranteed maximum rates shown in your policy. The guaranteed maximum rates for base coverage are based on the 1980 Commissioner's Standard Ordinary Sex Distinct Mortality Table.

The maximum rates for the initial and each new segment will be printed in your schedule pages. This type of group policy may result in higher cost of insurance charges than those that would apply if the policy were on an individual basis.

POLICY TRANSACTION FEES

We charge fees for certain transactions you may make under your policy. We deduct these fees from the variable and the guaranteed interest divisions in the same proportion that your account value in each division has to your net account value immediately after the transaction.

PARTIAL WITHDRAWALS

To cover our costs, we deduct a service fee of up to $25 from your account value for each partial withdrawal you take. SEE PARTIAL WITHDRAWALS, PAGE 29.

TRANSFERS

There is a $10 fee for each additional transfer over twelve per policy year to cover our costs. If you include multiple transfers in one request, it counts as one transfer. There is no transfer fee if you are exercising the right to exchange in your policy. SEE TRANSFERS OF ACCOUNT VALUE, PAGE 26, AND RIGHT TO EXCHANGE POLICY, PAGE 24.

ILLUSTRATIONS

The first policy illustration you request in a policy year is free. After that, we charge a fee of up to $25 for each additional policy illustration.

PREMIUM ALLOCATION CHANGE

You may make five free premium allocation changes per policy year. After five, we charge you $25 for each additional premium allocation change. If you change your designated withdrawal investment option, we consider it a premium allocation charge for which there may be a charge. SEE MONTHLY DEDUCTIONS FROM YOUR ACCOUNT VALUE, PAGE 38.

CONTINUATION OF COVERAGE ADMINISTRATIVE FEE

When the insured person reaches age 100, if your policy has not been surrendered, the continuation of coverage period begins. We charge a one-time administrative fee of $200. We then no longer charge you monthly charges. This charge compensates us for maintaining and servicing your policy until the death of the insured person.

      DIVISIONS FROM WHICH WE DEDUCT CHARGES, LOANS AND PARTIAL WITHDRAWALS


        MONTHLY CHARGES: COST OF
           INSURANCE CHARGES,
        ADMINISTRATIVE FEES AND
          ANNUAL DEDUCTION OF                    POLICY                                  LOANS AND
         DEFERRED SALES CHARGE               TRANSACTION FEES                       PARTIAL WITHDRAWALS

CHOICE  May choose designated           Proportionally among variable           May choose any investment
        deduction option, including     and guaranteed interest divisions       option or combination of
        guaranteed interest division                                            investment options, subject to
                                                                                requirements

DEFAULT Proportionally among variable   Proportionally among variable           Proportionally among variable
        and guaranteed interest         and guaranteed interest divisions       and guaranteed interest divisions
        divisions







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OTHER CHARGES

Under current law, we pay no tax on investment income and capital gains included in variable life insurance policy reserves. So, no charge is made to any variable investment option for our federal income taxes. If the tax law changes and we have federal income tax chargeable to the variable investment options, we may make such a charge in the future.


GROUP OR SPONSORED ARRANGEMENTS
OR CORPORATE PURCHASERS

Only groups of individuals, corporations or other institutions may purchase this policy. These group arrangements include those in which there is a trustee, an employer or an association. The group may either purchase policies covering a group of individuals or endorse a policy to a group of individuals. Sponsored arrangements include those in which an employer or association allows us to offer policies to its employees or members on an individual basis.

Based on the group underwriting, we may reduce or waive the:
     o    administrative charge;
     o    minimum target death benefit;
     o    target premium;
     o    sales charges;
     o    cost of insurance charges; or
     o    other charges normally assessed.

We can reduce or waive these items due to expected economies based on the characteristics of the group. Our sales, administration and mortality costs generally vary with the size and stability of the group, among other factors which we take into account when we reduce charges. We make reductions to charges based on our rules in effect when we approve a policy application. We may change these rules from time to time.

We will not be unfairly discriminatory in the variation in the administrative charge, or other charges, fees and privileges. These variations are based on differences in costs or services.


TAX CONSIDERATIONS

The following summary provides a general description of the federal income tax considerations associated with the policy and does not purport to be complete or to cover all tax situations. This discussion is not intended as tax advice. Counsel or other competent tax advisers should be consulted for more complete information. This discussion is based upon our understanding of the present federal income tax laws. No representation is made as to the likelihood of continuation of the present federal income tax laws or as to how they may be interpreted by the Internal Revenue Service.

TAX STATUS OF THE POLICY

This policy is designed to qualify as a life insurance contract under the Internal Revenue Code. All terms and provisions of the policy shall be construed in a manner which is consistent with that design. In order to qualify as a life insurance contract for federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under federal tax law, a policy must satisfy certain requirements which are set forth in Internal Revenue Code Section 7702. However, there is very little guidance, as to how these requirements are to be applied. Nevertheless, we believe it is reasonable to conclude that our policies satisfy the applicable requirements. If it is subsequently determined that a policy does not satisfy the applicable requirements, we will take appropriate and reasonable steps to bring the policy into compliance with such requirements and we reserve the right to restrict policy transactions or modify your policy in order to do so.

Specifically this policy must meet the requirements of the "cash value accumulation test" as specified in Code Section 7702.

Under the cash value accumulation test, there is no limit to the amount that may be paid in premiums as long as there is enough death benefit in relation to account value at all times. The death benefit at all times must be at least equal to an actuarially determined factor, depending on the insured person's age and sex at any point in time, multiplied by the account value. SEE APPENDIX A, PAGE 62, FOR A TABLE OF THE CASH VALUE ACCUMULATION TEST FACTORS.

We will at all times assure that the policy meets the statutory definition which qualifies the policy as life insurance for federal income tax purposes. In addition, as long as the policy remains in force, increases in account value as


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Strategic Benefit                     41
a result of interest or investment experience will not be subject to federal income tax unless and until there is a distribution from the policy, such as a partial withdrawal or loan. SEE TAX TREATMENT OF POLICY DEATH BENEFITS, PAGE 41.


DIVERSIFICATION REQUIREMENTS

In addition to meeting the Code Section 7702 tests, Code Section 817(h) requires separate account investments, such as our separate account, to be adequately diversified. The Treasury has issued regulations which set the standards for measuring the adequacy of any diversification. To be adequately diversified, each variable investment option must meet certain tests. If your variable life policy is not adequately diversified under these regulations, it is not treated as life insurance under Code Section 7702. You would then be subject to federal income tax on your policy income as you earn it. Our variable investment options' investment portfolios have promised they will meet the diversification standards that apply to your policy.

In certain circumstances, you, as owner of a variable life insurance contract, may be considered the owner for federal income tax purposes of the separate account assets used to support your contract. Any income and gains from the separate account assets are includable in the gross income from your policy under these circumstances. The IRS has stated in published rulings that a variable contract owner is considered the owner of separate account assets if the contract owner has "indicia of ownership" in those assets. "Indicia of ownership" includes the ability to exercise investment control over the assets.

Your ownership rights under your policy are similar to, but different in some ways from, those described by the IRS in rulings in which it determined that policy owners are not owners of separate account assets. For example, you have flexibility in allocating your premium payments and in your policy values. These differences could result in the IRS treating you as the owner of a pro rata share of the separate account assets. We do not know what standards will be set forth in the future, if any, in Treasury regulations or rulings. We reserve the right to modify your policy, as necessary, to try to prevent you from being considered the owner of a pro rata share of the separate account assets, or to otherwise qualify your policy for favorable tax treatment.

The following discussion assumes that the policy will qualify as a life insurance contract for federal income tax purposes.


TAX TREATMENT OF POLICY DEATH BENEFITS

We believe that the death benefit under a policy is generally excludable from the gross income of the beneficiary(ies) under section 101(a)(1) of the Code. However, there are exceptions to this general rule. Additionally, federal and local transfer, estate inheritance, and other tax consequences of ownership or receipt of policy proceeds depend on the circumstances of each policy owner or beneficiary(ies). A tax adviser should be consulted about these consequences.

Generally, the policy owner will not be taxed on any of the policy cash value until there is a distribution. When distributions from a policy occur, or when a loan is taken from or secured by a policy, the tax consequences depend on whether or not the policy is a "modified endowment contract."

Special rules also apply if you are subject to the alternative minimum tax. You should consult a tax adviser if you are subject to the alternative minimum tax.


MODIFIED ENDOWMENT CONTRACTS

Under the Internal Revenue Code, certain life insurance contracts are classified as "modified endowment contracts," and are given less favorable tax treatment than other life insurance contracts. Due to the flexibility of the policies as to premiums and benefits, the individual circumstances of each policy will determine whether or not it is classified as a modified endowment contract. The rules are too complex to be summarized here, but generally depend on the amount of premiums we receive during the first seven policy years. Certain changes in a policy after it is issued could also cause it to be classified as a modified endowment contract. A current or prospective policy owner should consult with a competent adviser to determine whether or not a policy transaction will cause the policy to be classified as a modified endowment contract.





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MULTIPLE POLICIES

All modified endowment contracts that are issued by us (or our affiliates) to the same policy owner during any calendar year are treated as one modified endowment contract for purposes of determining the amount includable in the policy owner's income when a taxable distribution occurs.


DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM MODIFIED ENDOWMENT CONTRACTS

Once a policy is classified as a modified endowment contract, the following tax rules apply both prospectively and to any distributions made in the prior two years:
     o All distributions other than death benefits, including distributions upon surrender and withdrawals, from a modified endowment contact will be treated first as distributions of gain taxable as ordinary income and as tax-free recovery of the policy owner's investment in the policy only after all gain has been distributed.
     o Loan amounts taken from or secured by a policy classified as a modified endowment contract are treated as distributions and taxed first as distributions of gain taxable as ordinary income and as tax-free recovery of the policy owner's investment in the policy only after all gain has been distributed.
     o A 10% additional income tax penalty may be imposed on the distribution amount subject to income tax. Consult a tax adviser to determine whether or not you may be subject to this penalty tax.


DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM POLICIES THAT ARE NOT MODIFIED ENDOWMENT CONTRACTS

Distributions other than death benefits from a policy that is not classified as a modified endowment contract are generally treated first as a recovery of the policy owner's investment in the policy. Only after the recovery of all investment in the policy, is there taxable income. However, certain distributions which must be made in order to enable the policy to continue to qualify as a life insurance contract for federal income tax purposes, if policy benefits are reduced during the first fifteen policy years, may be treated in whole or in part as ordinary income subject to tax.

Loan amounts from or secured by a policy that is not a modified endowment contract are generally not treated as distributions. Finally, neither distributions from, nor loan amounts from or secured by, a policy that is not a modified endowment contract are subject to the 10% additional income tax.

INVESTMENT IN THE POLICY

Your investment in the policy is generally the total of your aggregate premiums. When a distribution is taken from the policy other than a policy loan, your investment in the policy is reduced by the amount of the distribution that is tax free.


POLICY LOANS

In general, interest on a policy loan will not be deductible. Moreover, the tax consequences associated with a low cost loan such as the loan available in the policy are uncertain. Before taking out a policy loan, you should consult a tax adviser as to the tax consequences.


SECTION 1035 EXCHANGES

Code Section 1035 generally provides that no gain or loss shall be recognized on the exchange of one life insurance policy for another life insurance policy, or for an endowment or annuity contract. We accept 1035 exchanges with outstanding loans. Special rules and procedures apply to Section 1035 exchanges. If you wish to take advantage of Section 1035, you should consult your tax adviser.


TAX-EXEMPT POLICY OWNERS

Special rules may apply to a policy that is owned by a tax-exempt entity. Tax-exempt entities should consult their tax adviser regarding the consequences of purchasing and owning a policy. These consequences could include an effect on the tax-exempt status of the entity and the possibility of the unrelated business income tax.





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POSSIBLE TAX LAW CHANGES

Although the likelihood of legislative action is uncertain, there is always the possibility that the tax treatment of the policy could be changed by legislation or otherwise. You should consult a tax adviser with respect to legislative developments and their effect on the policy.


CHANGES TO COMPLY WITH THE LAW

So that your policy continues to qualify as life insurance under the Code, we reserve the right to refuse to accept all or part of your premium payments, or to change your death benefit. We may refuse to allow you to make partial withdrawals that would cause your policy to fail to qualify as life insurance. We also may:
     o    make changes to your policy or its riders; or
     o take distributions from your policy to the degree that we deem necessary to qualify your policy as life insurance for tax purposes.

If we make any change of this type, it applies the same way to all affected policies.

The tax law limits the mortality charge used to calculate whether your policy qualifies as life insurance for federal income tax purposes. We must base these calculations on reasonable mortality charges expected to be paid. The Treasury issued proposed regulations on what it considers reasonable mortality charges. We believe that the charges used for your policy should meet the Treasury's current requirement for "reasonableness." We reserve the right to make changes to the mortality charges used in the calculation if future regulations have standards which make changes necessary in order to continue to qualify your policy as life insurance for federal income tax purposes.

Additionally, assuming that you do not want your policy to be or to become a modified endowment contract, we include a policy endorsement under which we have the right to amend your policy, including riders. We do this to attempt to enable your policy to continue to meet the seven-pay test for federal income tax purposes. If the policy premium you pay is more than the seven-pay limit, we have the right to remove any excess premium or to make any appropriate adjustments to your policy's account value and death benefit. It is not clear, however, whether we can take effective action pursuant to this endorsement under all possible circumstances to prevent a policy that has exceeded the premium limitation from being classified as a modified endowment contract.

Any increase in your death benefit will cause an increase in your cost of insurance charges.

OTHER

Policy owners may use our policies in various arrangements, including:
     o    qualified plans;
     o    non-qualified deferred compensation or salary continuance plans;
     o    split dollar insurance plans;
     o    executive bonus plans;
     o    retiree medical benefit plans; and
     o    other plans.

The tax consequences of these plans may vary depending on the particular facts and circumstances of each arrangement. If you want to use any of your policies in this type of arrangement, you should consult a qualified tax adviser regarding the tax issues of your particular arrangement.

In recent years, Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new policy or a change in an existing policy should consult a tax adviser.

The IRS requires us to withhold income taxes from any portion of the amounts individuals receive in a taxable transaction. We do not withhold income taxes if you elect in writing not to have withholding apply. If the amount withheld for you is insufficient to cover income taxes, you may have to pay income taxes and possibly penalties later.

The transfer of the policy or designation of a beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. For example, the transfer of the policy to, or the designation as a beneficiary of, or the payment of proceeds to a person who is assigned to a generation which is two or more generations below the generation assignment of the policy owner may have generation skipping transfer tax consequences under federal tax law. The individual situation of each policy owner or beneficiary will determine the extent, if any, to which federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation skipping and other taxes.

YOU SHOULD CONSULT QUALIFIED LEGAL OR TAX ADVISERS FOR COMPLETE INFORMATION ON FEDERAL, STATE, LOCAL, AND OTHER TAX CONSIDERATIONS.




--------------------------------------------------------------------------------
Strategic Benefit                     44

ILLUSTRATIONS OF DEATH BENEFITS, ACCOUNT VALUES, SURRENDER VALUES, AND ACCUMULATED PREMIUMS
                          [TO BE UPDATED BY AMENDMENT]

The following tables are intended to show how the policy works including how benefits and values can vary over time. Each table compares these values with total premiums we receive with interest. The policies illustrated use the following assumptions:



                            Death     Stated         Scheduled      Target
             Smoker*        Benefit   Death          Annual         Death
Gender  Age  Status         Option    Benefit        Premium        Benefit

 Male   35   Non-smoker       1       $________      $________      $________
 Male   35   Non-smoker       1       $________      $________      $________
 Male   45   Non-smoker       1       $________      $________      $________
 Male   45   Non-smoker       1       $________      $________      $________
 Male   55   Non-smoker       1       $________      $________      $________
 Male   55   Non-smoker       1       $________      $________      $________

* "Smoker" includes the use of cigarettes, cigars, pipes, chewing tobacco, nicotine chewing gum or patch, snuff or any other tobacco or nicotine-based product.

The tables show how death benefits, account values, and surrender values of a hypothetical policy could vary over an extended period of time, assuming the variable divisions had constant hypothetical gross annual investment returns of 0%, 6%, or 12% over the periods indicated in each table. Values would differ from those shown in the tables if the annual investment returns were not constant. The amounts shown would differ if we had used female, unisex or smoker rates.

We illustrate premium payments as if they were made at the beginning of the year. The third column of each table shows what would happen if an amount equal to the assumed premiums earned interest, after taxes, of 5% compounded annually. These illustrations assume there are no policy loans.

The net investment return on your policy is lower than the gross investment return on the variable division as a result of the portfolio charge for management fees and portfolio expenses. We show the effect of the net investment return in the amounts for death benefits, account values and surrender values.

The tables reflect annual investment management fees of X.XX% of the portfolios' aggregate average daily net assets. This hypothetical rate is a simple average of the investment advisory fees applying to the investment portfolios for the year ending December 31, 1999. We assume other portfolio expenses at the rate of X.XX% of the portfolios' average daily net assets. This is an average of all the portfolios' other expenses for the year ending December 31, 1999, after expense reimbursements or waivers by investment portfolio managers have been made. The average of all portfolios' total expenses is X.XX%.

Actual fees vary by portfolio. The portfolio fees and expenses used in the illustrations are the net amounts shown after expense reimbursements or waivers by the portfolio's investment manager. Absent such expense reimbursements or waivers, the total average investment management fees, average other portfolio expenses and the average of all portfolios' total expenses used in the illustrations would have been higher (X.XX%, X.XX% and X.XX%, respectively). The tables assume that the current expense reimbursement arrangements will continue.


--------------------------------------------------------------------------------
Strategic Benefit                     45

However, they may not continue through 2000.

The effect of these portfolio charges and expenses results in a net rate of return of:
     o    X.XX% on a 0% gross rate of return;
     o    X.XX% on a 6% gross rate of return; and
     o    X.XX% on a 12% gross rate of return.

The tables assume that charges have been deducted including deductions from premiums, cost of insurance rider charges, monthly deductions and annual deferred sales charge, mortality and expense risk charge, administrative and sales charges. The tables show charges at our current rates. The tables also show charges at the maximum rates we guarantee in our policies. SEE MONTHLY DEDUCTIONS FROM YOUR ACCOUNT VALUE, PAGE 38. The tables reflect that we do not currently charge against the separate account for state or federal taxes. If we charge for the taxes in the future, it will take a higher gross rate of return than the rates shown to produce the same death benefits, account values, and surrender values.

This Strategic Benefit policy is issued only to groups. For this policy, we generally deliver an illustration which shows a single life scheduled premium and risk class representative of the particular group covered by this policy. We base these hypothetical future benefits on both guaranteed and current cost factor assumptions and actual account value. However, if we are asked to do so, we will provide personal illustrations based on:
     o    each insured person's age and gender;
     o    standard premium class assumptions;
     o    initial stated death benefit;
     o    the chosen death benefit option;
     o    scheduled premiums consistent with the policy form; and
     o    special features elected on each policy.




--------------------------------------------------------------------------------
Strategic Benefit                     46

PROSPECT: INSURED PERSON'S NAME
MALE 35 NON-SMOKER                                PRESENTED BY:

                                 SECURITY LIFE
                    STRATEGIC BENEFIT VARIABLE UNIVERSAL LIFE

STATED DEATH BENEFIT: $XXX,XXX                            DEATH BENEFIT OPTION 1
                                                          ANNUAL PREMIUM:$XX,XXX
                                                    CASH VALUE ACCUMULATION TEST

                                  SUMMARY PAGE

                          ASSUMING GUARANTEED CHARGES
                Assuming Hypothetical Gross Investment Return of:


                                  -----0.00%-----               -----12.00%-----                -----6.00%-----
                PREMIUM                CASH                           CASH                           CASH
              ACCUMULATED    ACCOUNT   SURR     DEATH      ACCOUNT    SURR     DEATH      ACCOUNT    SURR     DEATH
YEAR PREMIUMS    AT 5%       VALUE     VALUE    BENEFIT    VALUE      VALUE    BENEFIT    VALUE      VALUE    BENEFIT

     1
     2
     3
     4
     5
     6
     7
     8
     9
     10
     15
     20
     25
     30

 AGE 65


The expense charges and cost of insurance rates will never be greater than those which were used to calculate the above values.

The hypothetical gross rates of return shown are illustrative only and should not be deemed as a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the investment allocations made to the variable investment options of the separate account and the guaranteed interest division and the investment experience of the investment options. No representation can be made that these hypothetical gross investment returns can be achieved for any one year or sustained over any period of time.

The death benefit, account value and cash surrender value for a policy would be different from those shown if the actual gross annual rates of return averaged 0.00%, 12.00% and 6.00% over a period of years but varied above or below that average during the period. They would also be different if premiums were paid in a different frequency than shown.


--------------------------------------------------------------------------------
Strategic Benefit                     47

PROSPECT: INSURED PERSON'S NAME
MALE 35 NON-SMOKER                              PRESENTED BY:

                                 SECURITY LIFE
                    STRATEGIC BENEFIT VARIABLE UNIVERSAL LIFE

STATED DEATH BENEFIT: $XXX,XXX                            DEATH BENEFIT OPTION 1
                                                          ANNUAL PREMIUM:$XX,XXX
                                                    CASH VALUE ACCUMULATION TEST

                                  SUMMARY PAGE

                            ASSUMING CURRENT CHARGES
                Assuming Hypothetical Gross Investment Return of:



                                  -----0.00%-----               -----12.00%-----                -----6.00%-----
                PREMIUM                CASH                           CASH                           CASH
              ACCUMULATED    ACCOUNT   SURR     DEATH      ACCOUNT    SURR     DEATH      ACCOUNT    SURR     DEATH
YEAR PREMIUMS    AT 5%       VALUE     VALUE    BENEFIT    VALUE      VALUE    BENEFIT    VALUE      VALUE    BENEFIT

     1
     2
     3
     4
     5
     6
     7
     8
     9
     10
     15
     20
     25
     30

 AGE 65

The current cost of insurance rates are subject to change. Account values will vary from those illustrated if actual rates differ from those assumed. Current mortality charge rates are based on current mortality experience and are not dependent upon future improvements in underlying mortality.

The hypothetical gross rates of return shown are illustrative only and should not be deemed as a representation of past or future investment results. Actual investment results and policy charges may be more or less than those shown and will depend on a number of factors, including the investment allocations made to the variable investment options of the separate account and the guaranteed interest division and the investment experience of the investment options. No representation can be made that these hypothetical gross investment returns can be achieved for any one year or sustained over any period of time.

The death benefit, account value and cash surrender value for a policy would be different from those shown if the actual gross annual rates of return averaged 0.00%, 12.00% and 6.00% over a period of years but varied above or below that average during the period. They would also be different if premiums were paid in a different frequency than shown.


--------------------------------------------------------------------------------
Strategic Benefit                     48

PROSPECT:  INSURED PERSON'S NAME
MALE 35 NON-SMOKER                              PRESENTED BY:

                                 SECURITY LIFE
                    STRATEGIC BENEFIT VARIABLE UNIVERSAL LIFE

STATED DEATH BENEFIT:$XXX,XXX                             DEATH BENEFIT OPTION 1
INITIAL ADJUSTABLE TERM RIDER:$XXX,XXX                    ANNUAL PREMIUM:$XX,XXX
                                                    CASH VALUE ACCUMULATION TEST

                                  SUMMARY PAGE

                          ASSUMING GUARANTEED CHARGES
                Assuming Hypothetical Gross Investment Return of:



                                  -----0.00%-----               -----12.00%-----                -----6.00%-----
                PREMIUM                CASH                           CASH                           CASH
              ACCUMULATED    ACCOUNT   SURR     DEATH      ACCOUNT    SURR     DEATH      ACCOUNT    SURR     DEATH
YEAR PREMIUMS    AT 5%       VALUE     VALUE    BENEFIT    VALUE      VALUE    BENEFIT    VALUE      VALUE    BENEFIT

     1
     2
     3
     4
     5
     6
     7
     8
     9
     10
     15
     20
     25
     30

 AGE 65

The expense charges and cost of insurance rates will never be greater than those which were used to calculate the above values.

The hypothetical gross rates of return shown are illustrative only and should not be deemed as a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the investment allocations made to the variable investment options of the separate account and the guaranteed interest division and the investment experience of the investment options. No representation can be made that these hypothetical gross investment returns can be achieved for any one year or sustained over any period of time.

The death benefit, account value and cash surrender value for a policy would be different from those shown if the actual gross annual rates of return averaged 0.00%, 12.00% and 6.00% over a period of years but varied above or below that average during the period. They would also be different if premiums were paid in a different frequency than shown.


--------------------------------------------------------------------------------
Strategic Benefit                     49

PROSPECT: INSURED PERSON'S NAME
MALE 35 NON-SMOKER                              PRESENTED BY:

                                 SECURITY LIFE
                    STRATEGIC BENEFIT VARIABLE UNIVERSAL LIFE

STATED DEATH BENEFIT: $XXX,XXX                            DEATH BENEFIT OPTION 1
INITIAL ADJUSTABLE TERM RIDER: $XXX,XXX                   ANNUAL PREMIUM:$XX,XXX
                                                    CASH VALUE ACCUMULATION TEST

                                  SUMMARY PAGE

                            ASSUMING CURRENT CHARGES
                Assuming Hypothetical Gross Investment Return of:



                                  -----0.00%-----               -----12.00%-----                -----6.00%-----
                PREMIUM                CASH                           CASH                           CASH
              ACCUMULATED    ACCOUNT   SURR     DEATH      ACCOUNT    SURR     DEATH      ACCOUNT    SURR     DEATH
YEAR PREMIUMS    AT 5%       VALUE     VALUE    BENEFIT    VALUE      VALUE    BENEFIT    VALUE      VALUE    BENEFIT

     1
     2
     3
     4
     5
     6
     7
     8
     9
     10
     15
     20
     25
     30

 AGE 65

The current cost of insurance rates are subject to change. Account values will vary from those illustrated if actual rates differ from those assumed. Current mortality charge rates are based on current mortality experience and are not dependent upon future improvements in underlying mortality.

The hypothetical gross rates of return shown are illustrative only and should not be deemed as a representation of past or future investment results. Actual investment results and policy charges may be more or less than those shown and will depend on a number of factors, including the investment allocations made to the variable investment options of the separate account and the guaranteed interest division and the investment experience of the investment options. No representation can be made that these hypothetical gross investment returns can be achieved for any one year or sustained over any period of time.

The death benefit, account value and cash surrender value for a policy would be different from those shown if the actual gross annual rates of return averaged 0.00%, 12.00% and 6.00% over a period of years but varied above or below that average during the period. They would also be different if premiums were paid in a different frequency than shown.


--------------------------------------------------------------------------------
Strategic Benefit                     50

PROSPECT: INSURED PERSON'S NAME
MALE 45 NON-SMOKER                              PRESENTED BY:

                                 SECURITY LIFE
                    STRATEGIC BENEFIT VARIABLE UNIVERSAL LIFE

STATED DEATH BENEFIT:$XXX,XXX                             DEATH BENEFIT OPTION 1
                                                          ANNUAL PREMIUM:$XX,XXX
                                                    CASH VALUE ACCUMULATION TEST

                                  SUMMARY PAGE

                          ASSUMING GUARANTEED CHARGES
                Assuming Hypothetical Gross Investment Return of:



                                  -----0.00%-----               -----12.00%-----                -----6.00%-----
                PREMIUM                CASH                           CASH                           CASH
              ACCUMULATED    ACCOUNT   SURR     DEATH      ACCOUNT    SURR     DEATH      ACCOUNT    SURR     DEATH
YEAR PREMIUMS    AT 5%       VALUE     VALUE    BENEFIT    VALUE      VALUE    BENEFIT    VALUE      VALUE    BENEFIT

     1
     2
     3
     4
     5
     6
     7
     8
     9
     10
     15
     20
     25
     30

 AGE 65

The expense charges and cost of insurance rates will never be greater than those which were used to calculate the above values.

The hypothetical gross rates of return shown are illustrative only and should not be deemed as a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the investment allocations made to the variable investment options of the separate account and the guaranteed interest division and the investment experience of the investment options. No representation can be made that these hypothetical gross investment returns can be achieved for any one year or sustained over any period of time.

The death benefit, account value and cash surrender value for a policy would be different from those shown if the actual gross annual rates of return averaged 0.00%, 12.00% and 6.00% over a period of years but varied above or below that average during the period. They would also be different if premiums were paid in a different frequency than shown.


--------------------------------------------------------------------------------
Strategic Benefit                     51

PROSPECT:INSURED PERSON'S NAME
MALE 45 NON-SMOKER                              PRESENTED BY:

                                 SECURITY LIFE
                    STRATEGIC BENEFIT VARIABLE UNIVERSAL LIFE

STATED DEATH BENEFIT: $XXX,XXX                            DEATH BENEFIT OPTION 1
                                                          ANNUAL PREMIUM:$XX,XXX
                                                    CASH VALUE ACCUMULATION TEST

                                  SUMMARY PAGE

                            ASSUMING CURRENT CHARGES
                Assuming Hypothetical Gross Investment Return of:



                                  -----0.00%-----               -----12.00%-----                -----6.00%-----
                PREMIUM                CASH                           CASH                           CASH
              ACCUMULATED    ACCOUNT   SURR     DEATH      ACCOUNT    SURR     DEATH      ACCOUNT    SURR     DEATH
YEAR PREMIUMS    AT 5%       VALUE     VALUE    BENEFIT    VALUE      VALUE    BENEFIT    VALUE      VALUE    BENEFIT

     1
     2
     3
     4
     5
     6
     7
     8
     9
     10
     15
     20
     25
     30

 AGE 65

The current cost of insurance rates are subject to change. Account values will vary from those illustrated if actual rates differ from those assumed. Current mortality charge rates are based on current mortality experience and are not dependent upon future improvements in underlying mortality.

The hypothetical gross rates of return shown are illustrative only and should not be deemed as a representation of past or future investment results. Actual investment results and policy charges may be more or less than those shown and will depend on a number of factors, including the investment allocations made to the variable investment options of the separate account and the guaranteed interest division and the investment experience of the investment options. No representation can be made that these hypothetical gross investment returns can be achieved for any one year or sustained over any period of time.

The death benefit, account value and cash surrender value for a policy would be different from those shown if the actual gross annual rates of return averaged 0.00%, 12.00% and 6.00% over a period of years but varied above or below that average during the period. They would also be different if premiums were paid in a different frequency than shown.


--------------------------------------------------------------------------------
Strategic Benefit                     52

PROSPECT: INSURED PERSON'S NAME
MALE 45 NON-SMOKER                              PRESENTED BY:

                                 SECURITY LIFE
                    STRATEGIC BENEFIT VARIABLE UNIVERSAL LIFE

STATED DEATH BENEFIT:$XX,XXX                              DEATH BENEFIT OPTION 1
INITIAL ADJUSTABLE TERM RIDER:$XX,XXX                     ANNUAL PREMIUM:$XX,XXX
                                                    CASH VALUE ACCUMULATION TEST

                                  SUMMARY PAGE

                          ASSUMING GUARANTEED CHARGES
                Assuming Hypothetical Gross Investment Return of:



                                  -----0.00%-----               -----12.00%-----                -----6.00%-----
                PREMIUM                CASH                           CASH                           CASH
              ACCUMULATED    ACCOUNT   SURR     DEATH      ACCOUNT    SURR     DEATH      ACCOUNT    SURR     DEATH
YEAR PREMIUMS    AT 5%       VALUE     VALUE    BENEFIT    VALUE      VALUE    BENEFIT    VALUE      VALUE    BENEFIT

     1
     2
     3
     4
     5
     6
     7
     8
     9
     10
     15
     20
     25
     30

 AGE 65

The expense charges and cost of insurance rates will never be greater than those which were used to calculate the above values.

The hypothetical gross rates of return shown are illustrative only and should not be deemed as a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the investment allocations made to the variable investment options of the separate account and the guaranteed interest division and the investment experience of the investment options. No representation can be made that these hypothetical gross investment returns can be achieved for any one year or sustained over any period of time.

The death benefit, account value and cash surrender value for a policy would be different from those shown if the actual gross annual rates of return averaged 0.00%, 12.00% and 6.00% over a period of years but varied above or below that average during the period. They would also be different if premiums were paid in a different frequency than shown.


--------------------------------------------------------------------------------
Strategic Benefit                     53

PROSPECT:INSURED PERSON'S NAME
MALE 45 NON-SMOKER                              PRESENTED BY:

                                 SECURITY LIFE
                    STRATEGIC BENEFIT VARIABLE UNIVERSAL LIFE

STATED DEATH BENEFIT:$XX,XXX                              DEATH BENEFIT OPTION 1
INITIAL ADJUSTABLE TERM RIDER:$XX,XXX                     ANNUAL PREMIUM:$XX,XXX
                                                    CASH VALUE ACCUMULATION TEST

                                  SUMMARY PAGE

                            ASSUMING CURRENT CHARGES
                Assuming Hypothetical Gross Investment Return of:



                                  -----0.00%-----               -----12.00%-----                -----6.00%-----
                PREMIUM                CASH                           CASH                           CASH
              ACCUMULATED    ACCOUNT   SURR     DEATH      ACCOUNT    SURR     DEATH      ACCOUNT    SURR     DEATH
YEAR PREMIUMS    AT 5%       VALUE     VALUE    BENEFIT    VALUE      VALUE    BENEFIT    VALUE      VALUE    BENEFIT

     1
     2
     3
     4
     5
     6
     7
     8
     9
     10
     15
     20
     25
     30

 AGE 65

The current cost of insurance rates are subject to change. Account values will vary from those illustrated if actual rates differ from those assumed. Current mortality charge rates are based on current mortality experience and are not dependent upon future improvements in underlying mortality.

The hypothetical gross rates of return shown are illustrative only and should not be deemed as a representation of past or future investment results. Actual investment results and policy charges may be more or less than those shown and will depend on a number of factors, including the investment allocations made to the variable investment options of the separate account and the guaranteed interest division and the investment experience of the investment options. No representation can be made that these hypothetical gross investment returns can be achieved for any one year or sustained over any period of time.

The death benefit, account value and cash surrender value for a policy would be different from those shown if the actual gross annual rates of return averaged 0.00%, 12.00% and 6.00% over a period of years but varied above or below that average during the period. They would also be different if premiums were paid in a different frequency than shown.


--------------------------------------------------------------------------------
Strategic Benefit                     54

PROSPECT:INSURED PERSON'S NAME
MALE 55 NON-SMOKER                              PRESENTED BY:

                                 SECURITY LIFE
                    STRATEGIC BENEFIT VARIABLE UNIVERSAL LIFE

STATED DEATH BENEFIT:$XXX,XXX                             DEATH BENEFIT OPTION 1
                                                          ANNUAL PREMIUM:$XX,XXX
                                                    CASH VALUE ACCUMULATION TEST

                                  SUMMARY PAGE

                          ASSUMING GUARANTEED CHARGES
                Assuming Hypothetical Gross Investment Return of:



                                  -----0.00%-----               -----12.00%-----                -----6.00%-----
                PREMIUM                CASH                           CASH                           CASH
              ACCUMULATED    ACCOUNT   SURR     DEATH      ACCOUNT    SURR     DEATH      ACCOUNT    SURR     DEATH
YEAR PREMIUMS    AT 5%       VALUE     VALUE    BENEFIT    VALUE      VALUE    BENEFIT    VALUE      VALUE    BENEFIT

     1
     2
     3
     4
     5
     6
     7
     8
     9
     10
     15
     20
     25
     30

 AGE 65

The expense charges and cost of insurance rates will never be greater than those which were used to calculate the above values.

The hypothetical gross rates of return shown are illustrative only and should not be deemed as a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the investment allocations made to the variable investment options of the separate account and the guaranteed interest division and the investment experience of the investment options. No representation can be made that these hypothetical gross investment returns can be achieved for any one year or sustained over any period of time.

The death benefit, account value and cash surrender value for a policy would be different from those shown if the actual gross annual rates of return averaged 0.00%, 12.00% and 6.00% over a period of years but varied above or below that average during the period. They would also be different if premiums were paid in a different frequency than shown.


--------------------------------------------------------------------------------
Strategic Benefit                     55

PROSPECT: INSURED PERSON'S NAME
MALE 55 NON-SMOKER                              PRESENTED BY:

                                 SECURITY LIFE
                    STRATEGIC BENEFIT VARIABLE UNIVERSAL LIFE

STATED DEATH BENEFIT:$XXX,XXX                             DEATH BENEFIT OPTION 1
                                                          ANNUAL PREMIUM:$XX,XXX
                                                    CASH VALUE ACCUMULATION TEST

                                  SUMMARY PAGE

                            ASSUMING CURRENT CHARGES
                Assuming Hypothetical Gross Investment Return of:



                                  -----0.00%-----               -----12.00%-----                -----6.00%-----
                PREMIUM                CASH                           CASH                           CASH
              ACCUMULATED    ACCOUNT   SURR     DEATH      ACCOUNT    SURR     DEATH      ACCOUNT    SURR     DEATH
YEAR PREMIUMS    AT 5%       VALUE     VALUE    BENEFIT    VALUE      VALUE    BENEFIT    VALUE      VALUE    BENEFIT

     1
     2
     3
     4
     5
     6
     7
     8
     9
     10
     15
     20
     25
     30

 AGE 65

The current cost of insurance rates are subject to change. Account values will vary from those illustrated if actual rates differ from those assumed. Current mortality charge rates are based on current mortality experience and are not dependent upon future improvements in underlying mortality.

The hypothetical gross rates of return shown are illustrative only and should not be deemed as a representation of past or future investment results. Actual investment results and policy charges may be more or less than those shown and will depend on a number of factors, including the investment allocations made to the variable investment options of the separate account and the guaranteed interest division and the investment experience of the investment options. No representation can be made that these hypothetical gross investment returns can be achieved for any one year or sustained over any period of time.

The death benefit, account value and cash surrender value for a policy would be different from those shown if the actual gross annual rates of return averaged 0.00%, 12.00% and 6.00% over a period of years but varied above or below that average during the period. They would also be different if premiums were paid in a different frequency than shown.


--------------------------------------------------------------------------------
Strategic Benefit                     56

PROSPECT:INSURED PERSON'S NAME
MALE 55 NON-SMOKER                              PRESENTED BY:

                                 SECURITY LIFE
                    STRATEGIC BENEFIT VARIABLE UNIVERSAL LIFE

STATED DEATH BENEFIT:$XX,XXX                              DEATH BENEFIT OPTION 1
INITIAL ADJUSTABLE TERM RIDER:$XX,XXX                     ANNUAL PREMIUM:$XX,XXX
                                                    CASH VALUE ACCUMULATION TEST

                                  SUMMARY PAGE

                          ASSUMING GUARANTEED CHARGES
                Assuming Hypothetical Gross Investment Return of:



                                  -----0.00%-----               -----12.00%-----                -----6.00%-----
                PREMIUM                CASH                           CASH                           CASH
              ACCUMULATED    ACCOUNT   SURR     DEATH      ACCOUNT    SURR     DEATH      ACCOUNT    SURR     DEATH
YEAR PREMIUMS    AT 5%       VALUE     VALUE    BENEFIT    VALUE      VALUE    BENEFIT    VALUE      VALUE    BENEFIT

     1
     2
     3
     4
     5
     6
     7
     8
     9
     10
     15
     20
     25
     30

 AGE 65

The expense charges and cost of insurance rates will never be greater than those which were used to calculate the above values.

The hypothetical gross rates of return shown are illustrative only and should not be deemed as a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the investment allocations made to the variable investment options of the separate account and the guaranteed interest division and the investment experience of the investment options. No representation can be made that these hypothetical gross investment returns can be achieved for any one year or sustained over any period of time.

The death benefit, account value and cash surrender value for a policy would be different from those shown if the actual gross annual rates of return averaged 0.00%, 12.00% and 6.00% over a period of years but varied above or below that average during the period. They would also be different if premiums were paid in a different frequency than shown.


--------------------------------------------------------------------------------
Strategic Benefit                     57

PROSPECT: INSURED PERSON'S NAME
MALE 55 NON-SMOKER                              PRESENTED BY:

                                 SECURITY LIFE
                    STRATEGIC BENEFIT VARIABLE UNIVERSAL LIFE

STATED DEATH BENEFIT:$XX,XXX                              DEATH BENEFIT OPTION 1
INITIAL ADJUSTABLE TERM RIDER:$XX,XXX                     ANNUAL PREMIUM:$XX,XXX
                                                    CASH VALUE ACCUMULATION TEST

                                  SUMMARY PAGE

                            ASSUMING CURRENT CHARGES
                Assuming Hypothetical Gross Investment Return of:



                                  -----0.00%-----               -----12.00%-----                -----6.00%-----
                PREMIUM                CASH                           CASH                           CASH
              ACCUMULATED    ACCOUNT   SURR     DEATH      ACCOUNT    SURR     DEATH      ACCOUNT    SURR     DEATH
YEAR PREMIUMS    AT 5%       VALUE     VALUE    BENEFIT    VALUE      VALUE    BENEFIT    VALUE      VALUE    BENEFIT

     1
     2
     3
     4
     5
     6
     7
     8
     9
     10
     15
     20
     25
     30

 AGE 65

The current cost of insurance rates are subject to change. Account values will vary from those illustrated if actual rates differ from those assumed. Current mortality charge rates are based on current mortality experience and are not dependent upon future improvements in underlying mortality.

The hypothetical gross rates of return shown are illustrative only and should not be deemed as a representation of past or future investment results. Actual investment results and policy charges may be more or less than those shown and will depend on a number of factors, including the investment allocations made to the variable investment options of the separate account and the guaranteed interest division and the investment experience of the investment options. No representation can be made that these hypothetical gross investment returns can be achieved for any one year or sustained over any period of time.

The death benefit, account value and cash surrender value for a policy would be different from those shown if the actual gross annual rates of return averaged 0.00%, 12.00% and 6.00% over a period of years but varied above or below that average during the period. They would also be different if premiums were paid in a different frequency than shown.


--------------------------------------------------------------------------------
Strategic Benefit                     58

ADDITIONAL INFORMATION

DIRECTORS AND OFFICERS

Security Life's address and the business address of each director and principal officer named, except as noted with one or two asterisks (*/**), is Security Life Center, 1290 Broadway, Denver, Colorado 80203-5699. The business address of each person with one asterisk (*) is ING North America Insurance Corporation, 5780 Powers Ferry Road, Atlanta, Georgia 30327-4390. The business address of each person with two asterisks (**) is Security Life of Denver Insurance Company, 9140 Arrowpoint Blvd., Suite 400, Charlotte, North Carolina 28273.


Name and Principal              Position and Offices with Security Life of
Business and Address            Denver

Stephen M. Christopher          Chairman, President and Chief Executive Officer

Jess A. Skriletz                Chief Executive Officer and General Manager, ING
                                Reinsurance and ING Institutional Markets

Michael W. Cunningham*          Director, Executive Vice President

Mark A. Tullis*                 Director

P. Randall Lowery*              Director

Thomas F. Conroy                President, ING Reinsurance International

Gregory G. McGreevey            President, ING Institutional Markets

Jerome J. Cwiok*                Executive Vice President and Chief Operating
                                Officer

James L. Livingston, Jr.        Executive Vice President and Chief Actuary

Jeffrey R. Messner              Executive Vice President and Chief Marketing
                                Officer

John R. Barmeyer*               Senior Vice President, Chief Legal Officer

Wayne D. Bidelman               Senior Vice President, CCRC

Arnold A. Dicke                 Senior Vice President, Chief Actuary, ING
                                Reinsurance

Charles LeDoyen**               Senior Vice President, Structured Settlements

Terry L. Morrison               Senior Vice President, New Business Operations

Jeffery W. Seel*                Senior Vice President, Chief Investment Officer

Mark A. Smith                   Senior Vice President, Insurance Services

Lawrence D. Taylor              Senior Vice President, Product Management

William D. Tyler*               Senior Vice President, Chief Information Officer

Gary W. Waggoner                Vice President, General Counsel and Corporate
                                Secretary



--------------------------------------------------------------------------------
Strategic Benefit                     59

REGULATION

We are regulated and supervised by the Division of Insurance of the Department of Regulatory Agencies of the State of Colorado which periodically examines our financial condition and operations. In addition, we are subject to the insurance laws and regulations in every jurisdiction in which we do business. As a result, the provisions of this policy may vary somewhat from jurisdiction to jurisdiction.

We are required to submit annual statements, including financial statements, of our operations and finances to the insurance departments of the various jurisdictions in which we do business to determine solvency and compliance with state insurance laws and regulations.

We are also subject to various federal securities laws and regulations.


LEGAL MATTERS

The legal matters in connection with the policy described in this prospectus have been passed on by the General Counsel of Security Life. Sutherland Asbill & Brennan LLP has provided advice on certain matters relating to the federal securities laws.


LEGAL PROCEEDINGS

Security Life, as an insurance company, is ordinarily involved in litigation. We do not believe that any current litigation is material to Security Life's ability to meet its obligations under the policy or to the separate account, and we do not expect to incur significant losses from such actions. ING America Equities, Inc., the principal underwriter and distributor of the policy, is not engaged in any litigation of any material nature.


EXPERTS

[TO BE UPDATED BY AMENDMENT]

Actuarial matters in this prospectus have been examined by James L. Livingston, Jr., F.S.A., M.A.A.A., who is Executive Vice President and Chief Actuary of Security Life.His opinion on actuarial matters is filed as an exhibit to the Registration Statement we filed with the SEC.


REGISTRATION STATEMENT

We have filed a Registration Statement relating to the separate account and the variable life insurance policy described in this prospectus with the SEC. The Registration Statement, which is required by the Securities Act of 1933, includes additional information that is not required in this prospectus under the rules and regulations of the SEC. The additional information may be obtained from the SEC's principal office in Washington, DC. There is a charge for this material.



--------------------------------------------------------------------------------
Strategic Benefit                     60

[FINANCIAL STATEMENTS TO BE FILED BY SUBSEQUENT AMENDMENT]













--------------------------------------------------------------------------------
Strategic Benefit                     61

                                   APPENDIX A

                                 FACTORS FOR THE
                          CASH VALUE ACCUMULATION TEST
                           FOR A LIFE INSURANCE POLICY

             Male                                        Male                                        Male
Attained   or Unisex                 Unisex  Attained  or Unisex                 Unisex  Attained  or Unisex                  Unisex
  Age        100/0     Female        80/20     Age       100/0      Female       80/20     Age       100/0        Female      80/20

    0       11.727      14.234       12.149
    1       11.785      14.209       12.194    34       4.188       4.902        4.314     67        1.617        1.815        1.657
    2       11.458      13.815       11.857    35       4.052       4.742        4.173     68        1.583        1.769        1.620
    3       11.128      13.417       11.515    36       3.920       4.586        4.037     69        1.550        1.724        1.585
    4       10.803      13.023       11.178    37       3.793       4.437        3.906     70        1.518        1.681        1.552
    5       10.481      12.635       10.845    38       3.670       4.293        3.780     71        1.488        1.639        1.520
    6       10.161      12.253       10.514    39       3.553       4.154        3.658     72        1.459        1.599        1.489
    7       9.8441       1.875       10.187    40       3.439       4.021        3.541     73        1.432        1.560        1.460
    8       9.5301       1.505        9.863    41       3.330       3.894        3.429     74        1.406        1.524        1.433
    9       9.2211       1.141        9.545    42       3.226       3.771        3.322     75        1.382        1.490        1.407
   10       8.9181       0.784        9.233    43       3.125       3.654        3.218     76        1.359        1.457        1.383
   11       8.6231       0.436        8.928    44       3.028       3.541        3.119     77        1.338        1.427        1.360
   12       8.3381       0.098        8.634    45       2.936       3.432        3.023     78        1.318        1.398        1.338
   13        8.066       9.771        8.353    46       2.846       3.328        2.931     79        1.299        1.371        1.318
   14        7.808       9.455        8.085    47       2.761       3.227        2.843     80        1.281        1.345        1.298
   15        7.564       9.150        7.831    48       2.678       3.129        2.758     81        1.264        1.321        1.280
   16        7.335       8.857        7.592    49       2.599       3.035        2.676     82        1.248        1.298        1.262
   17        7.118       8.575        7.364    50       2.522       2.945        2.597     83        1.233        1.277        1.245
   18        6.911       8.302        7.148    51       2.449       2.858        2.522     84        1.218        1.257        1.230
   19        6.713       8.038        6.939    52       2.378       2.774        2.449     85        1.205        1.238        1.215
   20        6.521       7.782        6.737    53       2.311       2.693        2.379     86        1.193        1.221        1.202
   21        6.334       7.534        6.540    54       2.246       2.615        2.312     87        1.181        1.205        1.189
   22        6.150       7.293        6.347    55       2.184       2.540        2.248     88        1.171        1.190        1.177
   23        5.969       7.059        6.158    56       2.125       2.468        2.187     89        1.160        1.176        1.166
   24        5.791       6.831        5.971    57       2.068       2.398        2.128     90        1.151        1.163        1.155
   25        5.615       6.611        5.788    58       2.014       2.330        2.071     91        1.141        1.150        1.144
   26        5.441       6.396        5.608    59       1.962       2.265        2.017     92        1.131        1.137        1.133
   27        5.271       6.188        5.431    60       1.912       2.201        1.965     93        1.120        1.125        1.122
   28        5.104       5.986        5.258    61       1.864       2.139        1.915     94        1.109        1.112        1.110
   29        4.940       5.791        5.089    62       1.818       2.079        1.867     95        1.097        1.098        1.097
   30        4.781       5.601        4.925    63       1.774       2.022        1.821     96        1.083        1.084        1.084
   31        4.626       5.418        4.765    64       1.732       1.967        1.777     97        1.069        1.069        1.069
   32        4.476       5.241        4.610    65       1.692       1.914        1.735     98        1.054        1.054        1.054
   33        4.330       5.069        4.459    66       1.654       1.863        1.695     99        1.040        1.040        1.040
   100       1.000       1.000        1.000



--------------------------------------------------------------------------------
Strategic Benefit                     62

                                   APPENDIX B

PERFORMANCE INFORMATION

POLICY PERFORMANCE

The following hypothetical illustrations demonstrate how the actual investment experience of each variable investment option of the separate account affects the cash surrender value, account value and death benefit of a policy. These hypothetical illustrations are based on the actual historical return of each portfolio as if a policy had been issued on the date indicated. Each portfolio's annual total return is based on the total return calculated for each fiscal year. These annual total return figures reflect the portfolio's management fees and other operating expenses but do not reflect the policy level or separate account asset-based charges and deductions, which if reflected, would result in lower total return figures than those shown.

The illustrations are based on the payment of a $X,XXX annual premium, received at the beginning of each year, for a hypothetical policy with a $XXX,XXX face amount death benefit Option 1, issued on a nonsmoker male, age 45. It is assumed that all premiums are allocated to the variable investment option illustrated for the period shown. The benefits are calculated for a specific date. The amount and timing of premium payments and the use of other policy features, such as policy loans, would affect individual policy benefits.

The amounts shown for the cash surrender values, account values and death benefits take into account the charges against premiums, current cost of insurance and monthly deductions, the daily charge against the separate account for mortality and expense risks, and each portfolio's charges and expenses. SEE CHARGES, PAGE 37. This prospectus also contains illustrations based on assumed rates of return. SEE ILLUSTRATIONS OF DEATH BENEFITS, ACCOUNT VALUES, SURRENDER VALUES AND ACCUMULATED PREMIUMS, PAGE 45.

Past performance is not an indication of future results. Actual investment results may be more or less than those shown in the hypothetical illustrations.


                     [TO BE UPDATED BY SUBSEQUENT AMENDMENT]



--------------------------------------------------------------------------------
Strategic Benefit                     63

                                     PART II


                           UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.


                      UNDERTAKING REGARDING INDEMNIFICATION

Please refer to the Articles of Incorporation listed as Exhibits 1.A(6)(a) and 1.A(6)(b-g) and the By-Laws listed as Exhibits 1.A(6)(h) and 1.A(6)(h)(i).

Security Life of Denver's (the "corporation") Certificate of Incorporation and bylaws provide that the corporation shall have every power and duty of indemnification of directors, officers, employees and agents, without limitation, provided by the laws of the state of Colorado. Under Colorado law, the corporation has the power to indemnify such persons against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed action, suit or proceeding, if such person acted in good faith and in a manner which that person reasonably believed to be in or not opposed to the best interest of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In the case of actions by or in the right of the corporation, such indemnification cannot be made where such person is adjudged liable to the corporation, except pursuant to a court order. The corporation is required to indemnify directors, officers, employees and agents against expense actually and reasonably incurred in connection with actions where such persons have been successful on the merits or otherwise in defense of such actions.

Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the securities and Exchange commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling preceding, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


  UNDERTAKING REQUIRED BY SECTION 26(e)(2)(A) OF THE INVESTMENT COMPANY ACT OF
                                1940, AS AMENDED

Security Life of Denver Insurance Company represents that the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by the Company.

                       Contents of Registration Statement

This Registration Statement comprises the following papers and documents:

    The facing sheet.

    Cross-Reference table.


--------------------------------------------------------------------------------

Strategic Benefit                   II - 1

    The prospectus.

    The undertaking to file reports.

    The undertaking regarding indemnification.

    The undertaking required by Section 26(e)2(A) of the Investment Company Act of 1940, as amended.

    The signatures.

    Written consents of the following persons:
        James L. Livingston, Jr. (See Exhibit 6B). [To be Filed by Amendment.] Ernst & Young, L.L.P. (See Exhibit 7A). [To be Filed by Amendment.] Sutherland Asbill & Brennan LLP (See Exhibit 7B). [To be Filed by Amendment.]


     The following exhibits:

1.A  (1) Resolution of the Executive Committee of the Board of Directors of
         Security Life of Denver Insurance Company ("Security Life of Denver") authorizing the establishment of the Registrant./1/

     (2) Not Applicable.

     (3) (a)  Security Life of Denver Distribution Agreement./1/
              (i) Amendment to Security Life of Denver Insurance Company Distribution Agreement./6/
              (ii) Amendment to Security Life of Denver Insurance Company Distribution Agreement./9/
         (b)  Compensation Schedule to Selling Agreement with Merrill Lynch./10/
         (c)  Commission Schedule for Policies./10/

     (4) Not Applicable.

     (5) (a) Strategic Benefit Variable Universal Life Insurance Policy (Form No. 2507(VUL)-5/00)./10/
         (b)  Adjustable Term Insurance Rider (Form No. R2006-3/00)./5/
         (c)  Certificate of Insurance./5/

     (6) (a) Security Life of Denver's Restated Articles of Incorporation./1/ (b-g) Amendments to Articles of Incorporation through June 12, 1987./1/
         (h)  Security Life of Denver's By-Laws./1/
              (i) Bylaws of Security Life of Denver Insurance Company (Restated with Amendments through September 30, 1997)./2/

     (7) Not Applicable.

     (8) (a)  Participation Agreements
              (i) Participation Agreement by and among AIM Variable Insurance Funds, Inc., Life Insurance Company, on Behalf of Itself and its Separate Accounts and Name of Underwriter of Variable Contracts and Policies./3/

--------------------------------------------------------------------------------

Strategic Benefit                   II - 2

              (ii) Sales Agreement by and among The Alger American Fund, Fred Alger Management, Inc., and Security Life of Denver Insurance Company./1/
              (iii) Sales Agreement by and among Neuberger & Berman Advisers Management Trust, Neuberger & Berman Management Incorporated, and Security Life of Denver Insurance Company./1/
              (iv) Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company./1/
              (v) Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company./1/
              (vi) Participation Agreement among INVESCO Variable Investment Funds, Inc., INVESCO Funds Group, Inc., and Security Life of Denver Insurance Company./1/
              (vii) Participation Agreement between Van Eck Investment Trust and the Trust's investment adviser, Van Eck Associates Corporation, and Security Life of Denver Insurance Company./1/
              (viii) Specimen Participation Agreement among Security Life of
                     Denver Insurance Company, The GCG Trust and Directed Services, Inc./7/
              (ix) Specimen Fund Participation Agreement between Merrill Lynch Variable Series Funds, Inc. and Security Life of Denver Insurance Company./10/

         (b)  (i)    First Amendment to Fund Participation Agreement between
                     Security Life of Denver, Van Eck Investment Trust and Van
                     Eck Associates Corporation. /3/
              (ii)   Second Amendment to Fund Participation Agreement between
                     Security Life of Denver, Van Eck Worldwide Insurance Trust and Van Eck Associates Corporation. /3/
              (iii)  Assignment and Modification Agreement between Neuberger &
                     Berman Advisers Management Trust, Neuberger & Berman
                     Management Incorporated, Neuberger & Berman Advisers
                     Management Trust, Advisers Managers Trust and Security Life of Denver Insurance Company. /3/
              (iv)   First Amendment to Participation Agreement by and among The
                     Alger American Fund, Fred Alger Management, Inc., Security
                     Life of Denver Insurance Company./1/
              (v)    First Amendment to Participation Agreement among Variable
                     Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company./1/
              (vi)   Second Amendment to Participation Agreement among Variable
                     Insurance Products Fund, Fidelity Distributors Corporation
                     and Security Life of Denver Insurance Company./1/
              (vii)  First Amendment to Participation Agreement among Variable
                     Insurance Products Fund II, Fidelity Distributors
                     Corporation and Security Life of Denver Insurance
                     Company./1/
              (viii) Second Amendment to Participation Agreement among Variable
                     Insurance Products Fund II, Fidelity Distributors
                     Corporation and Security Life of Denver Insurance
                     Company./1/
              (ix)   First Amendment to Participation Agreement among Security
                     Life of Denver Insurance Company, INVESCO Variable
                     Investment Funds, Inc. and INVESCO Funds Group, Inc./1/
              (x)    Third Amendment to Participation Agreement among Variable
                     Insurance Products Fund, Fidelity Distributors Corporation
                     and Security Life of Denver Insurance Company./8/
              (xi)   Third Amendment to Participation Agreement among Security
                     Life of Denver Insurance Company, INVESCO Variable
                     Investment Funds, Inc. and INVESCO Funds Group, Inc./4/
              (xii)  Fourth Amendment to Participation Agreement among Variable
                     Insurance Products Fund, Fidelity Distributors Corporation
                     and Security Life of Denver Insurance Company./4/
              (xiii) Fourth Amendment to Participation Agreement among Variable
                     Insurance Products Fund II, Fidelity Distributors
                     Corporation and Security Life of Denver Insurance
                     Company./4/
              (xiv)  Amendment No. 2 to Participation Agreement among AIM
                     Variable Insurance Funds, Inc., Security Life of Denver
                     Insurance Company and ING America Equities, Inc./4/

--------------------------------------------------------------------------------

Strategic Benefit                   II - 3

              (xv) Fourth Amendment to Participation Agreement among Security Life of Denver Insurance Company, INVESCO Variable Investment Funds, Inc. and INVESCO Funds Group, Inc./6/
              (xvi) Amendment No. 3 to Participation Agreement among AIM Variable Insurance Funds, Inc., Security Life of Denver Insurance Company and ING America Equities, Inc./6/
              (xvii) Fifth Amendment to Participation Agreement among Variable
                     Insurance Products Fund, Fidelity Distributors Corporation
                     and Security Life of Denver Insurance Company./6/
              (xviii)Fifth Amendment to Participation Agreement among Variable
                     Insurance Products Fund II, Fidelity Distributors
                     Corporation and Security Life of Denver Insurance
                     Company./6/
              (xix) Amendment No. 4 to Participation Agreement among AIM Variable Insurance Funds, Inc., Security Life of Denver Insurance Company and ING America Equities, Inc.
              (xx) Sixth Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company.
              (xxi) Sixth Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company.
              (xxii) Fifth Amendment to Participation Agreement among Security
                     Life of Denver Insurance Company, INVESCO Variable Investment Funds, Inc. and INVESCO Funds Group, Inc.

         (c)  (i)    Service Agreement between Fred Alger Management, Inc. and
                     Security Life of Denver Insurance Company./1/
              (ii)   Expense Allocation Agreement between A I M Advisors, Inc.,
                     AIM Distributors, Inc. and Security Life of Denver./9/
              (iii)  Service Agreement between INVESCO Funds Group, Inc. and
                     Security Life of Denver Insurance Company./9/
              (iv)   Service Agreement between Neuberger & Berman Management
                     Incorporated and Security Life of Denver Insurance
                     Company./9/
              (v)    Service Agreement between Fidelity Investments
                     Institutional Operations Company, Inc. and Security Life of
                     Denver Insurance Company./9/
              (vi)   Side Letter between Van Eck Worldwide Insurance Trust and
                     Security Life of Denver./9/
              (vii)  Specimen Administrative Services Agreement among Security
                     Life of Denver Insurance Company and Merrill Lynch Asset
                     Management, L.P./10/


         (9)  Not Applicable.

         (10) Specimen Guaranteed Issue Variable Life Insurance Application with Guaranteed Issue Binding Limited Life Insurance Coverage Form (Form Nos. Q2009-11/97 and Q-1112 B-6/98)./10/

2.    Included as Exhibit 1.A(5) above.

3.A   Opinion and consent of Gary W. Waggoner as to securities being registered.

4.    Not Applicable.

5.    Not Applicable.

6.A   Opinion and consent of James L. Livingston, Jr. [To be Filed by
      Amendment.]

7.A   Consent of Ernst & Young L.L.P. [To be Filed by Amendment.]
  B   Consent of Sutherland Asbill & Brennan LLP. [To be Filed by Amendment.]

8.    Not Applicable.

11.   Issuance, Transfer and Redemption Procedures Memorandum.


--------------------------------------------------------------------------------

Strategic Benefit                   II - 4

_______________

/1/ Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed with the Securities and Exchange Commission on April 27, 1998 (File No. 33-74190).

/2/ Incorporated herein by reference to Post-Effective Amendment No. 5 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed with the Securities and Exchange Commission on October 29, 1998 (File No. 33-74190).

/3/ Incorporated herein by reference to Post-Effective Amendment No. 6 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed with the Securities and Exchange Commission on March 2, 1998 (File No. 33-74190).

/4/ Incorporated herein by reference to the Pre-Effective Amendment No. 2 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed with the Securities and Exchange Commission on May 10, 1999 (File No. 333-72753).

/5/ Incorporated herein by reference to the Initial Registration to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed with the Securities and Exchange Commission on November 8, 1999 (File No. 333-90577).

/6/ Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed with the Securities and Exchange Commission on December 3, 1999 (File No. 333-90577).

/7/ Incorporated herein by reference to the Pre-Effective Amendment No. 2 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed with the Securities and Exchange Commission on February 2, 2000 (File No. 333-90577).

/8/ Incorporated herein by reference to the Post-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed with the Securities and Exchange Commission on February 29, 2000 (File No. 333-72753).

/9/ Incorporated herein by reference to the Post-Effective Amendment No. 10 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed with the Securities and Exchange Commission on April 23, 1999 (File No. 33-74190).

/10/ Incorporated herein by reference to the Post-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed with the Securities and Exchange Commission on March 2, 2000 (File No. 333-90577).

--------------------------------------------------------------------------------

Strategic Benefit                   II - 5

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Security Life of Denver Insurance Company and the Registrant, Security Life Separate Account L1, have duly caused this Registration Statement to be signed on their behalf by the undersigned, hereunto duly authorized, and their seal to be hereunto fixed and attested, all in the City and County of Denver and the State of Colorado on the 7th day of April, 2000.


                                       SECURITY LIFE OF DENVER INSURANCE COMPANY
                                       (Depositor)



                                       BY:  /s/ Stephen M. Christopher
                                            ----------------------------------
                                            Stephen M. Christopher
                                            President



(Seal)

ATTEST:


/s/ Gary W. Waggoner
--------------------------
Gary W. Waggoner





                                   SECURITY LIFE SEPARATE ACCOUNT L1
                                   (Registrant)


                                   BY: SECURITY LIFE OF DENVER INSURANCE COMPANY (Depositor)



                                   BY:  /s/ Stephen M. Christopher
                                       ----------------------------------
                                        Stephen M. Christopher
                                        President


(Seal)

ATTEST:


/s/ Gary W. Waggoner
-------------------------
Gary W. Waggoner


--------------------------------------------------------------------------------

Strategic Benefit                   II - 6

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities with Security Life of Denver Insurance Company and on the date indicated.


PRINCIPAL EXECUTIVE OFFICERS:


/s/ Stephen M. Christopher
-----------------------------------------------
Stephen M. Christopher
President, Chief Executive Officer and Director


/s/ James L. Livingston, Jr.
-----------------------------------------------
James L. Livingston, Jr.
Executive Vice President and Chief Financial Officer


PRINCIPAL ACCOUNTING OFFICER:


/s/ Shari A. Enger
-----------------------------------------------
Shari A. Enger
Vice President and Controller


DIRECTORS:


/s/ P. Randall. Lowery
-----------------------------------------------
P. Randall Lowery


/s/ Michael W. Cunningham
-----------------------------------------------
Michael W. Cunningham


--------------------------------------------------------------------------------

Strategic Benefit                   II - 7

                                  EXHIBIT INDEX


Exhibit No.      Description of Exhibit


3.A Opinion and consent of Gary W. Waggoner as to securities being registered.

11.              Issuance, Transfer and Redemption Procedures Memorandum.


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Strategic Benefit                   II - 8